REGULATION C OFFERING STATEMENT DATED JULY 21, 2016

SNAPWIRE MEDIA, INC.



**3905 State Street, Suite 7-510
Santa Barbara, CA 93105
USA
Telephone: +1 (805) 845-7572
www.snapwi.re**

Minimum purchase: 1,625 Shares ($650.00)

Up to 2,500,000 shares of Common Stock

Price Per Common Stock Share to the Public: $0.40

Total Number of Common Stock Shares Being Offered: 2,500,000

Proceeds to Issuer Before Expenses*: $1,000,000.00

	Price Per Share to the Public	Total Number of Shares Being Offered	Proceeds to Issuer Before Expenses*
Common Stock	**$0.40**	**2,500,000**	**$1,000,000**

*Does not include expenses of the offering, including costs of posting offering information on StartEngine.com., estimated to be between 5% and 7% of the gross amount of the Common Stock sold. We intend to sell our Common Stock through our officers, who will not receive any additional compensation for their selling efforts. We may hire a placement agent, who would be a member of the Financial Industry Regulatory Authority (FINRA) and registered with the U.S Securities and Exchange Commission as a broker or dealer, and pay commissions of up to ten percent (10%) of the gross amount of the Common Stock sold.

Our target offering amount is $50,000. If we do not raise our target offering amount by December 31, 2016, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis.

We will file a report with the Securities and Exchange Commission annually and post the report on our website not later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Investing in our common stock involves risk. See the section titled "Risk Factors" to read about factors you should consider before buying shares of our common stock.

The common stock offered in this offering is subject to restrictions on transferability and resale.

There is currently no trading market for our common stock. We currently have no plans to list the securities on any national securities exchange or on the over-the-counter market.

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A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of us and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. For general information on investing, we encourage you to refer to www.investor.gov

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the shares offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This offering statement contains forward-looking statements, which include information concerning our liquidity and our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "target," "seek," "will," "may," "would," "should," "could," "forecasts," "mission," "strive," "more," "goal," or similar expressions. The statements are based on assumptions that we have made, based on our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we think are appropriate. We believe these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. Our actual results could differ materially from those expressed in the forward-looking statements.

There are a number of risks, uncertainties, and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this offering statement. Such risks, uncertainties, and other important factors include, among others, the risks, uncertainties, and factors set forth below under "Risk Factors," "Use of Intended Proceeds" and "Financial Condition."

We urge you to read this offering statement, including the uncertainties and factors discussed under "Risk Factors," completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this offering statement are qualified by these cautionary statements. The forward looking statements contained in this offering statement speak only as of the date of this offering statement. We undertake no obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise.

MAKING AN INVESTMENT IN SNAPWIRE

How do I invest in Snapwire?

We are conducting an equity crowdfunding offering pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission under Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012. Regulation Crowdfunding, which went into effect on May 16, 2016, enables startups to offer early-stage investments of up to $1 million to the general public through equity crowdfunding. We are offering an equity investment in our common stock.

You must make your investment online on StartEngine. When you do so, your money will be transferred to an escrow account where an independent escrow agent will hold your investment until we reach our target offering amount of $50,000. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis.

If we reach our target offering amount prior to the deadline that we've set for ourselves of December 31, 2016, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when we meet our target offering amount. Thereafter, we may conduct additional closings from time to time at our discretion until December 31, 2016.

Please note that shares in this offering may be purchased by employees and/or affiliates of the issuer, or persons related to them, and will be counted in determining whether we sell sufficient shares to meet our target offering amount. Therefore, if we hit our minimum target amount, you should not assume that those shares have been purchased by members of the public or otherwise assume that our reaching our minimum target is any indication of the success of our offering.

An investor may cancel an investment commitment until 48 hours prior to the offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the investor's funds will be released to us upon a closing of the offering, and the investor will receive Snapwire common stock in exchange for his or her investment. At that point, you will be an investor in Snapwire.

If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

What happens after my investment in Snapwire?

We are required to file an annual report with the SEC not later than 120 days after the end of our fiscal year and post it on our website. This annual report includes information similar to our initial Form C filing, although we are not required to file audited or reviewed financial statements. In certain circumstances we may terminate our ongoing reporting requirement if:

1. We become a fully reporting registrant with the SEC.

2. We have filed at least one annual report, and we have not more than 300 shareholders of record.

3. We have filed at least three annual reports, and we have not more than $10 million in assets.

4. We or another party repurchases or purchases all the securities sold in this offering.

5. We cease to do business.

Can I sell my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To Snapwire

2. To an "accredited investor"

3. As part of an offering registered with the SEC (e.g., IPO)

4. To your child, stepchild, grandchild, parent, stepparent, grandparent, spouse or cohabitant occupying a relationship generally equivalent to that of a spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships; to a trust controlled by the purchaser; to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

After the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for our common stock and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Typically, a "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Business Overview

Snapwire is an online marketplace that connects a new generation of photographer with brands that need a high volume of imagery to help draw viewers to their websites. We believe there is an untapped resource of mostly young, smartphone photographers who are shooting pictures today that could turn viral tomorrow as online audiences discover them and spread the word on social media. Snapwire serves as the connection between companies in the market for original photos and the photographers – both novices and those more seasoned – who create the images. Both groups could benefit. Photographers who are posting their creations on sites like Instagram could also post on Snapwire and potentially earn money for their photos; companies' websites could be home to a photo that evolves into an Internet sensation.

Snapwire operates in the collaborative economy where the people comprising our supply line are incentivized to deliver superior product and service to those who seek their abilities to perform. Photo buyers can post a photo assignment on our website and in a matter of minutes, begin sorting through submitted images to find the photo that best matches their creative aesthetic needs. Likewise, photographers are alerted to each new assignment through an app on their smartphones and can respond instantaneously, shooting photos, quickly uploading them, and earning money if their photo is purchased. High quality cameras built into smartphones continue to evolve. They have changed the face of photography, creating a new generation of mobile photographers who shoot authentic, in-the-moment pictures that are highly desired in the social media realm. Additionally, the traditional DSLR cameras are continually improving and becoming more affordable, providing opportunity to aspiring professional photographers. Brands and businesses are becoming increasingly dependent on photos produced on these devices to help them tell their story to a worldwide audience around the world. Snapwire is capitalizing on this photographic transformation to fulfill the near insatiable demand for images by online social marketers and others.

Mobile Photography

Ever-advancing smartphone camera technology and the evolution of higher quality DSLR cameras are encouraging growing numbers of people to develop a love for photography. In addition, editing software makes it possible to produce commercial-quality pictures inexpensively and while on the move. At Snapwire, we capitalize on the expanding universe of photographers to build our already sizable portfolio of digital images. Our vision is to enable anyone with a creative passion for photography to earn money doing what he or she loves, while at the same time making it easier and more affordable for photo buyers to procure unique, custom photos that elevate their creative projects.

Our business is a modern-day evolution of the traditional stock-photo suppliers. Buying stock photos was an experience completely disconnected from the creator of an image. Users of those photos were forced to search through massive archives of irrelevant, outdated, pre-shot pictures. Searching for the right photo was an inefficient use of time and often failed to yield the desired result. This can be an extremely expensive process, especially when hundreds of photos are needed over the course of a year. At Snapwire, we've put the photographer back into the picture, creating an environment where buyers can directly communicate with the photographers and vice versa. The result is more authentic photographs designed to be a custom fit for the buyer's needs. Licensing is simple and affordable because all photos are royalty free.

Snapwire caters to two groups of people: the photographers who create images and the users who pay to license them. We offer something for everyone who uses our platform, from the weekend mobile phone photographer to the professional. From the individual with his or her own blog to major corporate brands.

Here's how it works

Photo Buyers

Brands, businesses, and individuals from around the globe come to us when they need beautiful photos to enhance their own advertising and promotional projects, websites, social media, blogs, videos and presentations in any medium. The growing importance of communicating with the public via the Internet has created an overwhelming demand for images, which in today's fast-paced world are approaching or even surpassing the written word as the primary mode of expression. More than 100 million photos are licensed annually, with hundreds of thousands of online publishers needing 20-plus photos a month. With the ever growing online publishing industry, companies like Squarespace afford anyone the ability to have an online commercial presence. This includes Fortune 500 companies, creative agencies, emerging brands, freelance designers, individual online publishers and millions of users of social media.

Since launching Snapwire in 2014, we have hosted more than 4,930 photo assignments, and our photo buyer base has grown to more than 12,000. During the 12-month period ending in December 2015, buyers paid for and downloaded more than 7,000 photos.

We give buyers several purchasing options:

1) They can post their own creative briefs on our website requesting specific photos (each called a request). The buyers tell photographers what they're looking for, set a price, various image requirements, and turnaround time. Then they can review images in real time as they are submitted. They nominate photos to indicate what they like – further communicating their needs to photographers, and begin to build working relationships with their favorite photographers. Finally, they download and purchase the photos that best match their creative vision.

2) Alternatively, they can peruse our searchable image database we call the Marketplace, which is a growing collection of the best photos that were submitted in response to all buyers' previous photo requests. The Marketplace stores more than 1.5 million royalty-free, easy-to-search images available for licensing.

Our buyers always know the skill level of the photographers they see on Snapwire because of our points-based leveling system. Buyers have the option of offering their photo assignments to only the higher ranking, more proven photographers, or giving all levels of photographers with a range of abilities the chance to compete.

All photos licensed through Snapwire are royalty free, which means buyers can use a photo an unlimited number of times in as many different projects as desired for an indefinite length of time.

The Photographers

We provide photographers with a community in which to work and grow as artists. Photographers can follow peers who inspire them, learn what photos sell, and respond to photo buyers' questions. On average, 15,000 people sign up for Snapwire every month. The community has grown to 285,000 photographers in 180 countries who capture insights, concepts, products, or locations on time and on budget. Our photographers are qualified through our platform and work their way up the ranks to professional-level photography jobs.

We provide a point of connection between photographers and potential buyers, making it easy to find each other. All paperwork, indemnification and licensing is handled by Snapwire. As a result, photographers can concentrate on their art and leave the business side of things to us.

Photographers respond to buyer requests for specific images through Snapwire's mobile app or on our website. We built Snapwire's five-star rated mobile apps for the photographers in the field to help them stay informed of new buyer requests, allowing them to upload photos on the go and stay connected to the valuable photographer community.

The more success a photographer has, the higher the level he or she achieves, providing a better opportunity to earn more money, post more photographs on our platform, and work directly with higher end buyers. Everyone wins on Snapwire. Even if a photographer's photos aren't purchased in response to a posted photo request, they may be selected to move into our Marketplace stock photo library, making them available for anyone to purchase.

Using unique algorithms, submitted photos are automatically curated, leveraging Snapwire's proprietary leveling and points system. Exceptional photos are handpicked by curators to appear in our premium photo library, which lists them at a higher price point. This is to ensure that the best photos always appear first in response to buyer requests and in our Marketplace.

Snapwire provides photographers with a virtual venue in which to connect with other photographers to share best practices and tips for success. We also provide tools to help photographers improve their images, including Adobe editing software and the newly introduced Snapwire FX Adobe Lightroom Presets packs. These packs integrate directly within Adobe's Lightroom Product, allowing photographers to get professional photos with one click. All of what Snapwire provides to its photographer community is geared to maximize our users' earning potential and goals achievement.

About Our Payment to Photographers

Other than the limited license grant, photographers retain ownership of, and are solely responsible for, the content they post on our website. Photographers also decide when and how their photos become available for sale. For example, a photographer may choose not to offer his or her images for sale as part of a subscription package.

Snapwire's photographer pay schedules are among the most generous in the industry. Photographers keep 70 percent of the licensing fee when buyers pay for photos chosen from submissions to their creative requests. Photographers keep 50 percent of fees paid for photos purchased from the Marketplace or their individual profile pages. The same photo can be sold to unlimited numbers of buyers simultaneously. The various ways a photo may sell on Snapwire provides photographers an opportunity to receive multiple earning streams for the same photo.

Marketing to Reach Buyers and Photographers

We have acquired our customer and photographer bases by using a three-tiered strategy that we have tested and that has proven successful. We plan to continue to use and build upon this marketing strategy in the future. The tiers work in tandem to attract a dynamic set of buyers that not only includes smaller, everyday photo buyers, but also bigger brands that are looking for photos for longer term projects. Photographers from throughout the world and of all skill levels become aware of us and begin to post their work on our platform. The three tiers we utilize include paid channel, direct sales, and strategic partnerships. Paid channel sales involve strategies to acquire new users through social media advertising platforms (such as Facebook Ads), direct online sales and lead generation via pay-per-click and re-targeting strategies. Direct sales involve contacting potential customers and photographers one-on-one and educating them about our website. Partnerships are formed with other related businesses that reach our target audiences.

User adoption of our website and our services varies slightly for those who supply the photos and those who create the demand for them.

For Photographers:

The goal of most photographers is to sell as much of their work as possible. As a result, many adopt a strategy of uploading their photos to multiple platforms to get as much exposure as possible. Some platforms offer financial incentives for photo exclusivity. But for the most part, the average photographer will earn less than 20 percent of the licensing fee a platform charges a photo buyer. Snapwire pays its photographers as much as 70 percent of licensing fees. We also attract photographers by offering innovative mobile applications not available on other platforms. Snapwire strategically created an iOS mobile app and an Android mobile app that appeal to a wide audience of photographers and when they use them to sign up for our service, it saves us advertising dollars. Therefore, growing the photographer community has been scalable with the funds we have raised to date.

For Buyers:

Photo buyer user adoption in the commercial photography industry is accomplished through a multitude of channels. Offering high quality and aesthetically pleasing photographs is the primary draw, but having a large volume of photos to search also is part of a winning formula for attracting and retaining photo consumers and turning them into paying customers. Once an archive achieves a critical mass of quality photos, buyers are willing to consume from a variety of purchasing models. There will always be some buyers who have only an occasional need for photos and will purchase them one at a time. But most leading platforms, including Snapwire, offer customers that have ongoing photo needs the option of a monthly subscription service, giving them more purchasing power when they need to download large numbers of photos. In addition, Snapwire offers the added feature of pre-screening and rating the photographers using our website, which can be a timesaver for buyers. With the use of points and levels, we have engineered an algorithm that helps us discover highly talented artists who are then clearly identified to buyers who want to filter out images shot by less experienced photographers.

About Our Photo Purchasing Options

Snapwire charges its buyers a licensing fee for the right to use a photo royalty free. For the one-time payment, they may use the photo over and over again for a variety of purposes, including for advertising and promotional projects, websites, presentations, editorial publications, videos, commercials, catalogs and broadcasting.

Buyers can purchase photos submitted in response to their creative requests, or from our Marketplace library. They set a price they are willing to pay per photo (a $25 minimum) when launching a request. Fees for individual photos posted in the Marketplace or for sale on a photographer's profile page range from $5 to $500 depending on the size of the image and level of the photographer.

Subscription plans also are available. Prices range from $99 to $499 per month depending on the number of photos desired, resolution quality and the number of the buyer's employees who need access to them. Additionally, buyers may purchase exclusivity options when purchasing the rights to use a photo. Custom-designed subscription packages also are available to accommodate everyone's needs.

Snapwire offers $10,000 in indemnification protection to each buyer to cover the costs of any actual or threatened third-party lawsuit, claim, or legal proceeding for direct damages together with expenses (including reasonable outside attorneys' fees) stemming from their use of a Snapwire photograph. '

About the Royalty-Free Stock Photo Business and its Growth Potential

The global commercial photography market is estimated at $10 billion, including the $4.2 billion commercial photography licensing business, which is estimated to grow to $5 billion by 2018. Licensing in this sector is sold on a royalty-free basis in the majority of cases. This means for a one-time payment, a photo buyer (often referred to as an end user) chooses the photo size he or she requires and uses the licensed photo over and over again for permitted uses defined in the licensing agreement. Typically royalty-free licenses provide one to 10 seats per end user. A seat license is defined by the number of individuals having the right to access and use the photo at any given time. Most agreements allow the licensed image to be kept on a storage device.

The outlook for the industry is optimistic, as the industry has consolidated over the past several decades with the removal of fragmented players driving buyers to a smaller number of leading platforms. Today's market leaders are Shutterstock, Getty Images and Adobe Stock Photo, which together generate half of the revenue of the global market. Several mid-market platforms account for the balance. All platforms primarily operate under the same offering concept in which photos are archived and keyworded with metadata, allowing buyers to search for and discover the ones meeting their needs. Oftentimes there are overlapping photos offered on all platforms. However, a new generation of hybrid business models started to emerge in 2012, offering additional services and unique content. Crowd-sourced content aggregators and assignment-based models had yet to materialize until Snapwire's launch in July 2014.

Our Business Plan

We will use the proceeds of this offering to improve the user adoption of the platform in several ways. With product improvements, we plan to enhance the quality of our supply line through rated performance and by penetrating local markets with our new and unique localized request flow. We expect this new feature to attract consumer image buyers who need freelance photographers where they live and work to shoot events like weddings or to take professional head-shot photos.

We also have plans for increasing the volume of photos available on our platform, which directly correlates to the number of photos sold. The larger the choice of photos, the larger the number of purchases. We plan to roll out new product features that will result in a more robust overall user experience for both buyers and photographers. We will soon offer batch photo uploading, which will encourage photographers to submit more images. Batch uploading will allow photographers to upload multiple photos at once, streamlining the process for responding to a photo request or challenge, thereby increasing the number of photos available for purchase. For photo buyers, we have plans to enhance keyword automation, making it easier to search for and find the perfect photo.

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In addition, international adoption will continue to be a priority. We plan to leverage existing partners in Western Europe to expand the demand side of the business in those markets. Additionally, Eastern Asia has shown an appetite for the authentic, quality photography that Snapwire provides. We plan to market to these areas extensively upon successful funding.

We recently created a vehicle for allowing brands/businesses to leverage a particular photographer's social-media following in addition to licensing his/her photo. We plan to fully develop this feature and integrate it into every aspect of the platform. With the rise of social media we've seen firsthand how powerful leveraging these unique photographer audiences can be.

We plan to fully integrate Snapwire FX into the app used by photographers, allowing them to purchase both our original Adobe Lightroom Presets packs as well as unique mobile packs for when they are on the go. We are also looking at creating a new subscription model specifically for photographers that would give them access to premium features not currently offered on our competitors' platforms.

We plan on instituting an aggressive buyer growth program aimed at acquiring the qualified image buyers. We will implement our three-tiered growth strategy (see BUSINESS AND ANTICIPATED BUSINESS PLAN - Marketing to Reach Buyers and Photographers), and will dedicate additional new team hires to execute proven lead generation and customer retention strategies. Much of our success will be determined by our ability to raise funds to hire regional sales team members in the New York metropolitan area where many image buyers from Fortune 500 companies are based.

We presently have three employees.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this offering statement, including "Financial Condition," and our financial statements and related notes contained elsewhere in this offering statement, before you decide whether to purchase our common stock. The risks described below are not the only ones we face. The occurrence of any of the following risks or future or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial position, results of operations or cash flows.

Risks Relating to Our Business

Snapwire is a development-stage company with limited operating history, minimal operating capital, no significant assets and no revenue from operations. If we cannot raise enough investment capital in the future, we may not survive.

We have minimal operating capital and, even if we raise $1 million in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. We have a history of accumulated deficits that may continue into the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Competition in our industry is intense, and we may not be able to compete successfully.

The mobilestock/microstock image industry is highly competitive. Our competitors have greater financial and other resources than we do. Increased competition has caused the mobilestock/microstock industry to change, as our competitors seek to lower costs, further increasing pressure on the industry's profit margins. Heightened competition, significant pricing initiatives or discount programs established by competitors or new entrants could create additional competitive pressures that reduce margins and adversely affect our business, financial condition and results of operations. *See, Risks related to the mobilestock/microstock industry.*

We must continue to attract and retain both photography creators and photography users in order for our business to be successful.

Our business is equally dependent upon two groups of people: those who take photographs and want to make them available for licensing and those who need photographs for various uses and are willing to pay for a use license. Our business cannot be successful – cannot operate – if we have one group but not the other. In addition, the numbers of creators and users each must continue to grow or our business could suffer. If the number of photo users does not grow, we may not be able to attract large numbers of photographers and encourage them to use and continue to use our website to post their work. If the number of photographers – and the photos they produce – does not grow, we may not be able to attract and retain large numbers of photography users who demand a steady supply of fresh, new material from which to choose.

Our business also depends on constantly improving photography quality. If we are unable to attract higher skilled and talented photographers to our website, we may not be able to attract the larger, higher paying photo customers, such as large corporations and advertising agencies. Conversely, if we aren't attracting more prestigious photo users, we may not be able to attract top-rated photographers.

Our goal of generating a greater percentage of our revenue from large companies could require more resources to provide the services required, which could increase our operating costs and hurt our business.

Part of our growth strategy is to focus on attracting more of the larger companies that have digital image needs. Historically most of our revenue has come from medium- and small-sized companies. By working with larger companies, we may face increased service requirements, greater indemnification requirements, more intense pricing pressure, and the need for additional working capital to accommodate the larger receivables and collections issues that are likely to occur as a result of being paid on credit terms. If we are unable to adequately address those demands, it may affect our ability to work with greater numbers of large companies, which may adversely affect our results of operations and future growth.

We may not be able to increase the awareness of our brand in the marketplace as quickly or as effectively as is necessary to insure revenue growth.

To increase revenues we must expand our photographer and photo-user pools. To accomplish this, we must increase our visibility in the marketplace. Potential customers and image creators must be aware we exist and be able to find us. We need to demonstrate how our website can be useful to them. That could require us to devote more resources to marketing efforts, including advertising and other expenses, to build public awareness of our brand.

Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors to our website and in turn, convert them into contributing photographers or paying customers. Any number of conditions could affect the success of our marketing efforts, including a poorly executed campaign, the failure to expand our photo library to keep customers coming back for more, or an inability to keep up with new technologies, which could have a negative impact on user experience with our website and adversely affect our results of operations and future growth.

Our photographers are free to post the images they create on multiple microstock platforms, including our competitors' websites.

Conforming to the industry standard, we do not limit where our photographers can post their images online. The exception is if the photographer agrees to an exclusivity deal with Snapwire. Otherwise, a particular photo can be available for licensing in numerous Internet marketplaces in addition to ours, which means we could lose potential revenue if customers choose to buy that photo through another website. In addition, having a photographer's work available on other websites could hurt our branding efforts to distinguish ourselves from our competition and could cause confusion for customers, which could hurt our financial condition.

Expanding beyond our current business model could result in additional risks.

We intend to add new services on our website, such as offering video or listing local photographers who will accept in-person photo assignments. These or other new services could result in new costs of doing business. There could be new expenses associated with tackling new and different competition, meeting new infrastructure requirements and solving new legal and regulatory challenges. We can't guarantee revenues earned from providing new services will cover potential expenses.

If we engage in mergers or acquisitions, or if we invest in new businesses, we will be subject to additional risks.

We may acquire new businesses, invest in or enter into joint ventures with other businesses, develop new businesses internally or close or consolidate businesses. Failure to execute on any of these in a satisfactory manner could adversely affect our future results of operations and financial condition. Performance of any of these efforts may divert attention of management from operating our existing business and we may not effectively evaluate target companies, investments or investment partners or assess the risks, benefits and cost of buying, investing in or closing businesses or of the integration of acquired businesses. These activities may not meet our performance and other expectations and may expose us to unexpected or greater-than-expected costs, liabilities and risks.

The threat of unauthorized use of our photography is ever-present and is a source of lost revenue.

Although intellectual property laws are designed to protect our images, they can't always be effectively enforced, especially in certain countries outside of the United States. Therefore there is always the threat of people using our photos without authorization and without paying a licensing fee. We cannot guarantee this won't happen and if it does, it equates to money lost. We cannot guarantee that we will be able to prevent the unauthorized use of our digital imagery or that we will be successful in stopping such use once it is detected.

In addition, there is the chance that photographers posting on our website and our customers may attempt to bypass our services and work with each other directly, outside of Snapwire's platform. Such behavior would be in violation of our terms of use agreement and would result in lost revenues.

We may be subject to infringement claims by third parties asserting rights to photographs on our website.

Photographers must affirm that they hold the rights or releases to the photographs they submit for licensing on our website. Even though we have a review process, we cannot guarantee that all photos in our library are properly released. As a result, we may be subject to infringement claims or other legal action by third parties. Because of this possibility, we indemnify all photo buyers for up to $10,000 in legal costs and damages they incur from using an image they license from us. We also offer special contracts and agreements for some customers with larger indemnification amounts. If we are unable to maintain sufficient insurance coverage for financial reasons to protect us from losses, our business could be affected. Any claim against us whether meritorious or not could hurt us financially, harm our reputation and affect the success of our business.

Any third-party claims of infringement or other intellectual property rights violations could be costly and could substantially hurt our business.

Third parties may in the future assert that we have infringed, misappropriated or otherwise violated their intellectual property rights, and as we face increasing competition, the possibility of intellectual property rights claims against us grows. Existing laws and regulations are evolving and subject to different interpretations, and new laws or regulations may be enacted. It is possible that we are or will be infringing on or violating third-party intellectual property rights or rights related to technology use.

It may be necessary to devote significant personnel time and financial resources to defending against infringement or misappropriation claims. If judgment is against us, we may be required to pay damages and attorneys' fees; we may be ordered to cease making, licensing or using content that we infringed or misappropriated; we may be forced to expend additional development resources to redesign our technology; we may have to enter into potentially unfavorable royalty or license agreements in order to use necessary technologies, content, or materials; and we may need to indemnify our partners and other third parties. Royalty or licensing agreements may be unavailable on terms acceptable to us, or not available at all.

If we fail to protect our intellectual property, our business could be harmed.

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and abroad. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop unpatented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

We hold trademarks for our brand names and own our Internet domain name. Any unauthorized use of those names or challenges to our rights to them could affect our business.

We have registered the name "Snapwire" as a trademark in the United States. Even so, our competitors could choose to use our names or purchase rights to names similar to ours as Internet search terms, which could cause confusion for the public and interfere with our efforts to build our brand. There also is the possibility that owners of other trademarks with elements similar to our name could make infringement claims against us, which could harm our reputation and affect our business.

We own the www.snapwi.re Internet domain name and various other related domain names. However, domain regulatory bodies could change their policies and rules in ways that will have an impact on the effectiveness of our brand-identifying domain name in the United States or in other countries where we conduct business now or in the future and that could affect the success of our business.

If we do not successfully integrate past or potential future acquisitions, our business could be adversely affected.

We may pursue acquisitions in the future to enhance our business offerings. The benefits resulting from an acquisition could take a significant amount of time to – or may never – emerge. Future acquisitions or investments could result in dilutive issuances of equity securities, use of large amounts of cash or incurrence of debt, contingent liabilities or amortization expenses. Any of these could adversely affect our financial condition.

In addition, integration of a new company's operations, assets and personnel with ours could consume a considerable amount of management's time. There are other potential risks associated with acquisitions, including outstanding, unforeseen or hidden liabilities, information security weaknesses, inability to generate revenue to offset the cost of acquiring a company, and the potential for losing or harming relationships with our customers, suppliers and employees.

We may need to raise additional capital in the future with no guarantee we will be able to do so on acceptable terms or at all.

We expect to continue to invest in our business to help it grow and we may require additional funds for such things as infrastructure and technology improvements, developing new website features, adding to our personnel or acquiring a company. We may need to seek equity or debt financings. If either or both were to happen, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters. That could make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our business growth could suffer and our ability to respond to business challenges could be harmed.

The processes we use to collect customer payments carry potential risks that could affect our operating costs and harm our financial condition.

We pay fees for certain payment methods, including credit and debit cards, which could increase in the future and affect our operating costs. In addition, as new payment methods become available, new regulations and the potential for fraud may have a negative impact on our operations. If rules and certification requirements related to electronic funds transfers should change to the point where we could no longer comply with them or it would be difficult to do so, we could face fines or higher transaction fees or lose the option of accepting credit or debit card payments.

A number of laws and regulations relating to money laundering, international money transfers, privacy and information security and electronic fund transfers apply to us. If we were found to be in violation of applicable laws or regulations, we could be subject to civil and criminal penalties or be closed down altogether.

The non-payment of amounts due to us from certain of our larger customers may negatively impact our financial condition.

Our revenue generated through direct sales to large organizations has grown and historically represented less than 15% of our total revenue. In 2016, we anticipate generating revenue from at least one customer that may represent greater than 20% of our total revenue. Some of our major customers purchase our products on credit and therefore we assume a credit risk for non-payment in the ordinary course of business. Although we evaluate the credit-worthiness of new customers and perform ongoing financial condition evaluations of our existing customers, there can be no assurance that our allowances for uncollected accounts receivable balances will be sufficient. As our direct sales continue to grow, we expect to increase our allowance for doubtful accounts primarily as the result of increased sales to customers who pay on credit.

The risk of earthquakes, fires and other natural disasters plus human-caused disruption such as crime or terrorism could have a negative impact on our business.

Interruption of our operations caused by a natural disaster such as an earthquake or human impact such as a break-in, terrorist attack, human error or computer failure could negatively and materially affect our financial condition. This is especially true if our insurance coverage is insufficient to cover our losses. Our servers also may be vulnerable to computer viruses and hackers, which could cause business interruptions or delays or loss of proprietary information, including private customer data, which could negatively affect our business. Because we are a web-based business, fully functioning and dependable technological operations are essential. If they were to fail even temporarily, we could face high maintenance costs as well as run the risk of losing our customers and our contributing photographers, which would be harmful to our business.

If we experience significant growth and we fail to effectively manage it, our business and operating results may suffer.

If we experience significant growth, we will experience demands on our management and our operational and financial infrastructure that will require us to commit substantial financial, operational and technical resources to management. Continued growth could also strain our ability to maintain reliable operation of our online marketplaces for our customers and contributors, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. If our operations grow, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to allocate limited resources effectively in our organization as it grows, our business, operating results and financial condition will suffer.

Risks related to the mobilestock/microstock industry

Because the mobilestock industry is relatively new and constantly changing, it is difficult to project our performance and whether we will be successful.

Our operational history is limited and our business plan is based on assumptions about the digital photography market that may or may not prove to be accurate. The demand for in-the-moment photos shot on cell-phone cameras may not be as healthy as we think and may not have the growth potential we are forecasting. In addition, we may not be able to meet the needs of the evolving marketplace. For example, we may not be able to retain our existing customers and attract new ones, provide the type of photography they demand, compete with other mobile stock providers or keep pace with technological advances required to accommodate and satisfy a growing customer and photographer base located in the United States and abroad. Because of our relatively brief history, we cannot guarantee we will overcome all hurdles in our path and you should not look at our past growth achievements as indicators of future success.

The mobilestock (microstock) industry is extremely competitive and that could hamper our ability to succeed.

The mobilestock or microstock industry encompasses companies that source their photos almost exclusively through the Internet. They accept images that are shot by amateurs as well as professional photographers and they license them for relatively low prices and royalty free. The industry is getting more and more crowded as cell-phone camera technological advances make it easier for greater numbers of people to take quality photographs. The result could be lower prices paid for photos, thinner profit margins and a reduction of our share of the market. Our competition includes everything from other online image marketplaces such as Shutterstock, Twenty20 and Fotolia, to stock photo agencies like Getty Images, to photo-sharing websites like Instagram to traditional commissioned photographers and photo agencies. Many of our competitors are larger and better capitalized than we are.

Our competitive edge could be affected by the competition's pricing strategies, the amount of resources they devote to marketing efforts, the public's awareness of their brands and their quicker response to advances in technology. In addition, we may not be able to compete with the fees paid to contributing photographers or the ease-of-use of competing online platforms. If photographers stop uploading content to our website or remove past content, our business will suffer. If the competition develops new products or technologies, our offerings could be seen as less desirable to the buyers of digital images, which could adversely affect our financial condition.

The number of competitors could grow as technology makes it easier to enter the microstock space.

The barriers are relatively low for creating a microstock website and that, along with the potentially huge market for digital images thanks to social media, could add to the competition we face. New competitors could have the ability to raise large amounts of money, and through ambitious marketing could surpass our brand awareness. They could siphon off both our paying customers and our contributing photographers, which could hurt our business.

International nature of our business

Plans to expand our international operations could affect our financial condition.

Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could affect our business success. We do not have experience operating abroad and working with different languages, cultures, government regulations and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

Much of our business depends on our customers' advertising and marketing budgets, which fluctuate with the state of the world economy.

Demand for digital images tends to ebb and flow with the size of corporate marketing budgets. The healthier the budgets for marketing and advertising campaigns, the greater the need for large numbers of photos, which helps our business to thrive. In this way, our financial condition is tied in with the world economy. When the economy is weak, companies may cut their advertising expenditures and their need for photos. During hard economic times, we may be unable to retain our existing customers or attract enough new ones, which could cause our business to suffer.

Changes in currency exchange rates could have an adverse impact on our business.

Our business results are expressed in U.S. dollars, including revenues and expenditures originating in other countries where local currency is used. The currency exchange rate – the status of the U.S. dollar as compared to the rest of the world's currency – could dictate whether our revenues meet expectations. A strong U.S. dollar, for example, could result in decreased revenues after conversion of foreign money. Similarly, we pay our contributing photographers based abroad in U.S. dollars. When the dollar is strong, that expenditure is higher. As exchange rates vary, our sales and other operating results may differ materially from what was projected. Our revenue from international sources is immaterial at this time.

Risks related to technology

We must insure that our website always provides for a positive user experience in order to encourage customer loyalty.

If we are unable to meet both our photographers' and photo users' expectations for using our website, our business could suffer. Photo buyers must be able to search for and find the image they are looking for quickly and efficiently. Purchasing that photo and downloading it at the desired resolution must be a simple process. Photo creators must be able to quickly and easily upload their pictures, including from mobile electronic devices. If we are unable to keep our search algorithms, our mobile applications, and our upload and download technology up-to-date and as effective or better than our competitors' systems, we may not be able to retain our existing customers and photographers or attract new ones.

We must routinely upgrade our technology to stay current and competitive in order to continue to grow.

To stay competitive, we must insure our technology infrastructure is up to date so that it functions without disruption and our website continues to have the features the market demands. For financial and other reasons, we may not be able to keep up with the pace of improvement enjoyed by our competitors and as a result, we may lose business. We currently do not have specific plans for any infrastructure upgrades that would require significant capital investment. In the future we will need to improve and upgrade our technology, database systems and network infrastructure in order to allow our business to grow in both size and scope.

If access to our website or the functioning of our online services is interrupted due to technological issues, our reputation and results of our business operations could be negatively affected.

Our customers and the photographers who use our website expect it to be operational 24 hours a day, 365 days a year. Anything less could cause them to think negatively about us and could discourage them from doing business with us, which could hurt our financial condition. A technological breakdown that leaves our website inaccessible even for a brief period could result in negative publicity and damage to our reputation that could take a long time to repair. A loss of website function could happen anyway due to any number of factors, including online viruses, security breaches, network or power failures or a high volume of visitor traffic. In addition, our operations could be negatively affected by a service failure on the part of third-party companies we hire and depend on for maintenance of our data centers, hosting of our applications and keeping us connected to the Internet, among other services. If these companies become undependable or unavailable, our business could be adversely affected. Depending on the cause of the service interruption, we may not be able to correct it quickly or at all.

We could be subject to hackers and other cyber-criminals despite our security measures, putting our customers' private information at risk and exposing us to possible litigation and loss of reputation.

The security measures we take to protect confidential information we collect from our customers – especially credit card information – may not be able to prevent all cybercrime attacks. If our systems are invaded by hackers, viruses, malware or other attackers, confidential information could be misappropriated and our operations could be interrupted and violated. Our computer systems and data could be compromised without our being aware of it. The result could be expenditure of significant amounts of money to add protection against security breaches or to repair the damage done. We also could harm relationships we have with payment networks, which might ban us from processing our customer transactions. In addition, if third-party services we use to conduct our business, like email, were interrupted or if they threatened confidential data, we could face expensive litigation. The result of serious security breaches could be the loss of business and loss of our reputation, which could affect our financial condition. We also could be found in violation of state, federal and international law, exposing us to fines, lawsuits, criminal penalties and other costs.

The technologies we depend on to secure the transmission of confidential information are licensed from third parties and could malfunction or could be breached. In addition, the vendors providing our co-location and cloud services may not have the capability to sufficiently prevent security breaches and other issues that could affect the integrity of information that is stored in and passed through their systems.

We are liable if fraudulent credit card transactions occur because we don't collect a cardholder's signature. However our insurance policy protects us from significant loss due to credit card fraud. We so far have not suffered major losses from credit card fraud but the risk is ever present.

Because we have developed some of our technology using "open source" software, restrictions may apply as to how we use or distribute our services or we may be required to publicly release portions of our source code.

Open source software sometimes is subject to third-party licenses that could restrict our software and services. These licenses generally require the source code that is covered to be made available to the public, including any modifications that have been made. If portions of our proprietary technology is deemed covered by an open-source license, we could be ordered to release them to the public or re-engineer those portions, or we might be limited in the licensing of our technologies. If any of these events were to occur, the value of our services and technologies could decline or the need for them eliminated, which would adversely affect our ability to stay in business or to grow.

Our business hinges on a strong and dependable Internet. If the Internet infrastructure should decline in its capabilities, making it less useful and less desirable of a communications tool, our business could be adversely affected.

Our business depends on continued maintenance of the Internet infrastructure to support uninterrupted access to the services it provides or will provide. This includes accommodating expected growing numbers of users and increasing bandwidth requirements. Issues related to viruses, malware and other programs that affect the Internet's performance, causing outages and service delays, could negatively affect our business operations.

As government regulation of the Internet evolves, our business could be adversely affected.

Changes in laws governing the Internet could make it more difficult for us to conduct our business. Depending on what actions lawmakers in the United States and abroad take, the Internet could become less popular among the public and its growth could stagnate. New laws or new legal interpretations could affect such things as online contracts, credit card fraud, advertising, taxation, privacy, copyrights, consumer protection, intellectual property infringement and more. The cost to comply with new laws or regulations could be significant and would increase our operating expenses. Different countries around the world may implement more restrictive laws than the U.S. Plus, many of the laws that are being applied to Internet commerce remain untested in the courts, leaving unanswered questions about future enforcement and their impact on our business and financial condition. We must keep abreast of differing Internet-related laws in all of the countries in which we provide content licensing. Failing to comply could affect our business operations.

Our business success is dependent on continued acceptance and growth of e-commerce. Specifically, if customer or photographer interest in online image marketplaces should wane, our business will suffer.

Although acceptance of the Internet as a place to buy and sell goods and services appears to be growing and becoming commonplace, questions remain for some consumers about the potential for fraud, protection of privacy, quality of online products and more. We will have to respond to and overcome consumer hesitation in order for our business to continue to grow, especially in other parts of the world. Our success also is dependent on continued high demand for digital photographs, especially the authentic capturing-the-moment style of imagery that is our specialty. If that demand does not grow as we expect, our business will suffer.

Risks related to our employees

Our future success depends on our management team and our ability to attract, retain and motivate qualified personnel

Our future success largely depends on our founder and chief executive officer, Chad Newell, who has extensive experience in the stock-photo industry. If he or other members of our management team, including technical and marketing personnel, were to leave Snapwire, we might not be able to find replacements who could implement our business strategy. This could have a material adverse impact on our business, our financial condition and results of operations. If any of our managers were to join or start a new, competing business, we could lose customers and photographers. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance. We may not be able to attract additional employees we might need in the future in order to effectively manage and grow our company, which would affect our success.

Failure to preserve our corporate culture as our company grows could have an impact on our staff's ability to remain innovative and work effectively as a team.

We have invested time and energy in developing a team of employees that values and encourages innovation and creativity. If we were to lose our company culture as we are transformed into a public and growing company, pursuit of our corporate objectives could be compromised and our business could suffer.

Risks Related to this Offering and Ownership of our Common Stock

No public trading market for your shares exists, and we do not have plans presently to apply for listing of our shares on any securities exchanges or online securities marketplaces. Consequently, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

The shares offered hereby may not be sold or transferred for one year. There is no public market for our shares, and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. If you are able to sell your shares, you would likely have to sell them in an illiquid market at a substantial discount to the price you paid for the shares in this offering. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period, and we have no current plans to pay cash dividends on our common stock for the foreseeable future.

Our charter does not require our board of directors to pursue a liquidity transaction. Market conditions and other factors could cause us to avoid a liquidation or other type of liquidity transaction, such as a merger or sale of assets. We cannot guarantee that we will be able to liquidate all assets. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and you could suffer losses on your investment. In addition, we intend to retain future earnings, if any, for future operations, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future.

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Chad Newell, our founder, and other significant investors will control approximately 40% of our outstanding shares of common stock after this offering, and this concentration of ownership may have an effect on transactions that are otherwise favorable to our stockholders.

When this offering is completed, our founder, Chad Newell, will beneficially own approximately 40% of our outstanding shares of common stock, making him our largest stockholder. As a result, Mr. Newell will have the ability to influence control of the outcome of matters submitted for stockholder approval, including the election of directors. This concentration of ownership may impede a change in control, and could hold up decisions on some transactions when Mr. Newell's support is necessary, no matter the effect of the transactions on other stockholders.

After this offering is completed, we intend to raise additional capital by offering our common shares pursuant to recent amendments to the Securities Act of 1933 and new rules under Regulation A ("Regulation A+") promulgated by the Securities and Exchange Commission pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common shares less attractive to investors as compared to a traditional initial public offering.

If we are successful in raising additional capital under Regulation A+, we will be subject to scaled disclosure and reporting requirements, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities agencies will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the funds necessary to grow our business, which could severely affect the value of our common shares.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

USE OF PROCEEDS

We are conducting our equity crowdfunding offering pursuant to Regulation Crowdfunding adopted by the U.S. Securities and Exchange Commission under Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012. Regulation Crowdfunding, which went into effect on May 16, 2016, enables startups to offer early-stage investments of up to $1 million to the general public through equity crowdfunding. Although we have previously raised over $2 million in financing through issuing convertible notes, this is our first round of equity financing.

Our target offering amount is $50,000. However, we will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first-come, first-served basis. We plan to use the funds raised in this offering to enhance the visibility and value of our business prior to conducting a second round of equity financing pursuant to Regulation A adopted by the SEC pursuant to Title IV of the JOBS Act. Regulation A enables companies to raise up to $50 million upon qualifying the offering with the SEC. There can be no assurance that, even if we successfully raise funds in the current Regulation Crowdfunding offering, that we will be successful in raising additional equity in a subsequent round of financing under Regulation A or that it will be at a valuation higher than the current offering. Offerings made under the JOBS Act, such as ours, are typically early-stage offerings, which, prior to the JOBS Act, were not generally offered to the public. As early-stage offerings, these offerings are different than offerings made of later-staged companies in registered initial public offerings (IPOs). See, RISK FACTORS - *After this offering is completed, we intend to raise additional capital by offering our common shares pursuant to recent amendments to the Securities Act of 1933 and new rules under Regulation A ("Regulation A+") promulgated by the Securities and Exchange Commission pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common shares less attractive to investors as compared to a traditional initial public offering.*

We intend to allocate the net proceeds of this offering, after expenses of the offering (payment to StartEngine for its services, legal and professional fees, printing, etc.) as follows:

If we raise net proceeds of $50,000, we will immediately use the funds to initiate a Regulation A financing, because without it, we won't be able to fund our business operations for the next twelve (12) months. If we raise net proceeds of at least $250,000, we believe that along with revenue from operations, we will have sufficient capital to operate our business for approximately twelve (12) months, and we will use a portion of the proceeds to initiate a Regulation A financing.

If we raise net proceeds over $250,000 and up to $1,000,000, we will initiate a Regulation A financing and allocate the remaining proceeds approximately as follows:

- 25% for new hires

- 20% for product development

- 12.5% for marketing

- 12.5% for international expansion

- 10% for including existing employee compensation

- 20% unallocated (reserved)

We reserve the right to change the above use of proceeds if our management believes it is in our best interests. Examples of situations that could possibly lead to re-allocating the proceeds include stronger (or weaker) than expected user response to new features, stronger (or weaker) than expected response to the company's products in international markets, or significant changes in macro-economic conditions.

FINANCIAL CONDITION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the "Risk Factors" section, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Since our inception in late 2012, we have devoted substantially all of our resources to organizing, business planning, raising capital, and research and development of our platform and general and administrative expense to support such research and development. As an early-stage company, we have incurred operating losses since inception. Our net operating losses were $838,411 and $690,190 for the years ended December 31, 2014, and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $2,131,077. We have financed our operations to date primarily through the issuance of convertible notes.

We are now conducting our first round of equity financing utilizing securities offering methods made possible with the enactment of the Jumpstart Our Business Startups (JOBS) Act of 2012. This offering is an equity crowdfunding offering pursuant to Title III of the JOBS Act and Securities and Exchange Commission Regulation Crowdfunding, which allow us to raise up to $1 million. We intend to use the proceeds from this offering to fund our operating expenses and to enhance our business and value. See, DESCRIPTION OF INTENDED USE OF PROCEEDS. Following the current offering under Regulation Crowdfunding, we will seek to qualify a larger second-round of equity financing with the SEC pursuant to SEC Regulation A, as amended by Title IV of the JOBS Act. Regulation A will allow us to raise significantly more than $1 million following a review and qualification process by the SEC's Division of Corporation Finance, which we anticipate will take between 60 to 120 days after we file our offering circular with the SEC on Form 1-A.

Results of Operations

Comparison of Year Ended December 31, 2014, and 2015

Revenue

Revenue increased from $58,468 in 2014 to $125,022 in 2015. We have three primary revenue sources: (1) Photo Creative Briefs (projects called Requests or Challenges); (2) stock photography library sales; and (3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. We generally act as a principal for the sale of stock photography and subscription services, so we recognize revenue related to stock photography and subscription sales on a gross basis. For Creative Briefs we act as the agent in the transaction, so we receive a fixed percentage of the transaction. Therefore Creative Briefs revenue is recognized on a net basis. As we continue to build our stock photography library, we anticipate that an increasing portion of our revenue will be derived from higher margin stock photography and subscription sales. The leading source of revenue will come from our photo subscription and Request/Challenges products where we intend to deploy capital to achieve paid marketing goals.

High-end brand engagements represent an additional revenue source. For these types of engagements, established brands use the Snapwire platform to fulfill on-brand content needs, gain additional brand exposure, and posture to a new audience. These brands not only recognize the obvious benefit of sourcing photos from Snapwire, but they value the company's unique ability to connect brands with our large photographer community.

Channel sales revenues come from our resell partners who select photos from our Marketplace library and sell them directly to their vast network of photo buyers. This distribution strategy generates additional cash flow for Snapwire, but also increases each photographer's earning potential by exposing photos to more buyers while our demand side scales. Many of these partners sell our photos at a premium price point due to the high quality nature of the photography assets on Snapwire. As our partner network expands, we expect to see this revenue center increase rapidly month to month thereafter.

At the end of 2015 the company invoiced for prepaid content to a large customer, of which $123,388 was unearned as of December 31, 2015. The revenue will be earned upon usage of content by our customer which is expected to take place in 2016.

General and Administrative Expense

General and administrative expense increased from $259,238 in 2014 to $266,971 in 2015. This increase was attributable primarily to an increase in legal and other professional fees and general fluctuations in payroll-related costs which stem from a ramping up and scaling back of employees during 2014 and 2015. Chad Newell's compensation in 2014 was $50,000 and in 2015 was $12,500.

Sales and Marketing Expense

Sales and marketing expenses increased from $248,857 in 2014 to $347,142 in 2015. In June 2014, we publicly launched our website; accordingly, marketing efforts were not in effect for a whole calendar year. In 2015, we continued to market our platform and service, which included negotiating a marketing credit in exchange for a proportionate value of a convertible note. At the beginning of 2015, the company began to deploy $200,000 in marketing credits it had negotiated from an investor in exchange for the said convertible note. By the end of the year, the company had utilized the whole marketing credit. Marketing efforts were reduced in late 2015 when working capital was not as readily available.

Interest Expense

Interest expense increased from $44,250 in 2014 to $73,708 in 2015 as a result of additional convertible debt incurred in 2015.

Liquidity and Capital Resources

Our operations require continuing capital investment. We have financed our operations to date primarily through the issuance of convertible notes. We have no bank lines of credit. The minimum proceeds from this offering of approximately $50,000 will not be sufficient to fund our current operations through July 2017, and we do not expect to be able to satisfy our cash requirements solely through our revenue. We expect to rely on equity financing to fund our operations. The sale of additional equity securities could result in additional dilution to our stockholders and those securities may have rights senior to those of our common stock. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

If we are not successful at raising net proceeds of more than $50,000, we will immediately use the funds to initiate a Regulation A financing, because without it, we won't be able to fund our business operations for the next twelve (12) months. If we raise net proceeds of at least $250,000, we believe that with revenue from operations, we will have sufficient capital to fund operations for the next twelve (12) months, and we will use a portion of the proceeds to initiate a Regulation A financing. In July 2016, our previously issued outstanding convertible notes were amended to extend the notes' maturity date to June 30, 2017, and to reduce to $50,000 the amount of the equity financing (a "Qualified Financing") pursuant to which the notes automatically convert into equity issued in the Qualified Financing.

Going Concern and Management's Plans

As discussed above, we have relied heavily on debt financing for working capital and have incurred operating losses since inception. These above matters raise substantial doubt about the company's ability to continue as a going concern. Throughout the next twelve months, the company intends to fund its operations with funding from our Regulation Crowdfunding offering, additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, we have an experienced management team with decades of relevant industry experience and believe we are well positioned for growth in the coming years.

Dividend Policy

We have no current plans to pay future dividends on our common stock, and we have never paid any dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our Board of Directors may deem relevant.

Annual Report

Each year within 120 days of the end of the year, we file an annual report with the SEC and post it on our website at www.snapwi.re. In certain circumstances we may terminate our ongoing reporting requirement if:

1. We become a fully-reporting registrant with the SEC.

2. We have filed at least one annual report, but we have not more than 300 shareholders of record.

3. We have filed at least three annual reports, and we have not more than $10 million in assets.

4. We or another party repurchases or purchases all the securities sold in this offering.

5. We cease to do business.

BACKGROUND OF DIRECTORS AND OFFICERS

Chad Newell is Snapwire's founder, chief executive officer and sole director. He has served in these positions since he incorporated the company as Snapwire Media, Inc., in August 2012. Chad came up with the idea for Snapwire after seeing the progression of talented photographers on Facebook's Instagram platform. He believed that aspiring photographers were adopting the Instagram platform to gain exposure and validation for their photos. With the evolution of Apple's iPhone 5S, Chad witnessed the world's most widely adopted smartphone have the capability to produce a high resolution photo that could be sold and monetized on traditional stock photo sites.

Prior to Snapwire, Chad worked in the commercial stock photo licensing industry for nearly two decades. Beginning his career at the Getty Images-acquired The Image Bank, Chad helped launch the profitable San Francisco footage licensing division in 1996. Following Getty Images' acquisition of The Image Bank, Chad joined outdoor mountaineer Rick Ridgeway's Adventure Photo & Film where he served as managing director through its acquisition by ImageState, Plc. He then served as chief operating officer of the company's footage licensing division. In 2001, Chad left ImageState to co-found Media Bakery, LLC., one of North America's largest independent stock photo and footage agency collectives. While serving as CEO for more than 11 years, Chad was responsible for growing the company's image archive to more than 10 million creative assets from more than 190 international image partners serving more than 23,000 image buyers.

Chad also advises startups, serves on the boards of companies in the photography vertical and lectures at the Brooks Institute of Photography in Ventura.

RELATED-PARTY TRANSACTION

In 2012, Chad Newell founded the company, after identifying the convergence of a new photography community and the advancement of camera phone technology. Prior to that, Chad served for approximately 11 years as chief executive officer of Media Bakery, LLC, a company that he and his wife, Cameron Calcagno-Newell, formed in 2001. Currently, Chad is a non-managing member of Media Bakery, and Media Bakery's managing member and chief executive officer is Ms. Calcagno-Newell.

Media Bakery is a North American photo distributor and reseller for approximately 190 international image supply partners. These partners hold the distribution rights for approximately 10 million creative royalty-free and rights-managed images. The partners seek third-party distributors (like Media Bakery) to market and sell non-exclusive image licenses direct to image buyers who seek premium stock photos. Media Bakery does not have direct relationships with the photographers who supply images to these image partners, but instead, has entered into legal representation agreements to resell partner images. It does, however, develop and maintain relationships with image buyers who desire the aesthetic and various rights associated with its royalty-free and rights-managed license offerings. These image buyers must access the Media Bakery website and enter metadata as keywords to search for the photos they desire. They choose a photo that matches the creative direction they are seeking amongst a large result set of images, they download the photo and are charged based on the size and exposure they need and the length of time the photo will be used. Media Bakery pays royalties to its image partners when a photo license is sold. The image partner distributes a pro-rata share of that royalty back to the artist who created and contributed the photo to the partner.

Chad believed that having a large archive of photography simply was not enough to differentiate Media Bakery in the marketplace and that the true opportunity for a competitive platform drew on a direct relationship between the image buyer and a new-generation photographer -- one who had never been introduced to the idea of selling image licenses. Additionally, Chad believed there was a better way for image buyers to find a photograph than by engaging in lengthy searches on platforms like Media Bakery only to end up having to settle for a less-than-perfect, pre-existing and potentially overused image. Noting the vast array of photos being shared on social media channels that had never been monetized, coupled with the high quality photography produced on mobile devices, Chad saw an opportunity to build a new kind of photo platform that would attract fans of popular social media platforms like Instagram.

On Snapwire, photography is sourced from the company's new-generation photographer users who have never worked with traditional stock photo agencies like Media Bakery. Photos available for licensing on Snapwire are unique and authentic. Instead of searching for a photo

33

through keywords alone, an image buyer may launch a creative brief, describing what he or she is looking for and photographers compete by submitting their best photos. Photographers then agree that they will pay Snapwire a transaction fee when they sell a photo directly to a buyer.

Electing to pursue his vision of a virtual community that would support and encourage aspiring photographers, Chad, in 2012, stepped down as chief executive officer of Media Bakery and founded Snapwire. At that time, Ms. Cameron-Newell assumed the role of chief executive officer and managing member of Media Bakery. While Chad Newell remains a member of Media Bakery, LLC, Snapwire and Media Bakery operate independently. Although both chief executive officers value how each company differentiates itself from the other and competes by taking different approaches to acquiring photos to present to potential image buyers, there is overlap in the market in which each company operates and in the potential customers that each company targets. Both companies operate from the same location and Snapwire leases space from Media Bakery's office at a favorable rate. At no charge to Snapwire, both companies share office operation expenses.

In 2015, Media Bakery hired Snapwire developers to build software for its company. Media Bakery retains the legal rights to the code Snapwire provided through a Statement Of Work and Master Service Agreement. At that time, Snapwire and Media Bakery entered into an agreement that allowed Media Bakery to pilot a program through which it would be able to leverage the Snapwire marketplace library platform for its own website operations in exchange for a monthly licensing fee. In lieu of collecting fees, Snapwire deployed code to Media Bakery to conduct an internal review to determine if other companies like Media Bakery would benefit from using the Snapwire platform. Snapwire expects the relationship to evolve into a profit center for the company by licensing the company's website code in exchange for software licensing fees, but at this time has not engaged with Media Bakery to deliver a final product for its business needs, nor has it realized any revenue from this relationship.

In addition to the software development transaction in 2015, Media Bakery assisted Snapwire in its early stages by providing, at no cost to Snapwire, services associated with starting up Snapwire's business.

The company has a month to month lease agreement with an entity related to our chief executive officer and requires monthly payments of $1,500. From time to time during the year ended December 31, 2015, the company received advances from our chief executive officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 the balance was $7,000.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Stockholders

The following table sets forth information as of July 15, 2016, with respect to the beneficial ownership of our common stock by our directors and each individual or entity who owns beneficially more than 20% of our common stock.

The amounts and percentages of shares beneficially owned are reported based on SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest. Percentage computations before the offering are based on 10,299,806 shares of our common stock outstanding as of July 15, 2016, 18,372,647, 18,784,650, 20,329,610 shares of common stock, respectively, assuming $50,000, $250,000 and $1,000,000 of common stock is sold in this offering.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Owned Before the Offering	Percentage of Common Stock Beneficially Owned After the Offering		
			Assuming Target Offering Amount $50,000 Sold	Assuming $250,000 Sold	Assuming $1,000,000 Sold
Chad Newell	7,475,000	72.6%	40.6%	39.6%	36.1%

Capital Structure

Our authorized capital stock consists of 25,500,000 shares of common stock, par value $0.0001 per share, and 12,400,000 shares of preferred stock, par value $0.0001 per share, which are designated "Series Seed Preferred Stock." No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this offering statement.

Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled:

- to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;
- to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and
- upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries' ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See "Financial Condition - Dividend Policy."

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in "Preferred Stock" below.

There has been and is no public market for our common stock. See RISK FACTORS.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of 12,400,000 shares of Series Seed Preferred Stock, with a par value of $0.0001 per share. In the event of any liquidation, distribution or winding up of the company, including an acquisition of the company, either voluntary or involuntary, the holders of the Series Seed Prefered Stock are entitled to a liquidation preference of $0.35 per share, plus any dividends declared but unpaid. The original issue price is $0.35, and the Series Seed Preferred Stock is convertible into common stock at a price of $0.35 per share at the option of the holder. The Series Seed Preferred Stock was authorized in August 2015 in anticipation of an offering of Series Seed Preferred Stock to "accredited" investors. We since decided not to proceed with that offering, and do not intend to issue the Series Seed Preferred Stock.

Annual Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place as designated by our Board of Directors or in the alternative, the meeting requirement may be satisfied by written consent. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions permitted under the Delaware General Corporation Law (DGCL) relating to the liability of directors. These provisions will eliminate a director's personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions and exceptions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

We have entered into an indemnification agreement with Chad Newell. The indemnification agreements will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Mandatory Arbitration

Our amended and restated bylaws provide that, unless our company consents in writing to an alternate forum, private arbitration under the American Arbitration Association will be the exclusive forum for (i) any action, individual or representative, asserting a claim of securities law violation by the company or our directors, officers, employees or agents; (ii) any derivative action or proceeding brought on our behalf, (iii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees, agents or stockholders, (iv) any action asserting a claim against us or any director, officer, employee, agent or stockholder arising under the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, or (v) any action asserting a claim against us or any director, officer, employee, agent or stockholder that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated bylaw.

DILUTION

In this section we describe the concept of dilution and quantify in the following tables the amount of dilution investors will experience in this offering. Investors in a new offering experience dilution because earlier investors acquired their shares at a lower cost than the per share cost to new investors. In other words, as a startup, we issued shares rather than cash to our founders and employees in exchange for the services or the "sweat equity" they invested in our company, and therefore the per share offering price new investors will pay for the shares of common stock is more than the effective cash cost to our officers, directors, employees and our original investors in convertible notes.

We quantify dilution by subtracting the net tangible book value per share, adjusted to give effect to this offering, from the offering price per share of common stock in this offering. We calculate net tangible book value or deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding. After giving effect to our sale of $50,000 in shares in this offering (without deducting estimated offering expenses), our net tangible book deficit as of December 31, 2015, would have been $(2,131,077), or $(0.20) per share of common stock. This represents an immediate increase in net tangible book value (or decrease in net tangible book deficit) of $0.002 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $0.61 per share of common stock to investors in this offering at the assumed offering price.

The following table sets forth the effective cash price paid by existing shareholders, assuming we meet our target offering amount of $50,000.

	Shares Issued	Consideration	Price per share
Outstanding Common Stock (10 holders)	10,299,806	Services	
Note Conversions:			
2012, 2013, 2014 and 2016 Convertible Notes	3,547,863	$1,165,333.33	$0.33
May and June 2014 & Feb 2015 Convertible Notes (Ple)	3,839,890	$900,000.00	$0.23
May and June 2014 & Feb 2015 Convertible Notes (Int.)	199,922	$65,666.67	$0.33
March and May 2015 Convertible Notes	382,868	$104,850.00	$0.27

EXEMPT OFFERINGS

Prior Exempt Offerings

Between September 2012 and March 2016, we issued convertible notes to accredited investors, as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended ("Securities Act"). See, MATERIAL TERMS OF ANY INDEBTEDNESS. We issued the convertible notes pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

In 2015, we conducted an offering of our Series Seed Preferred Stock to accredited investors pursuant to Rule 506(c) of Regulation D. In early 2016, we withdrew the offering without issuing any securities and undertook efforts to conduct crowdfunding equity offerings pursuant to the JOBS Act.

MATERIAL TERMS OF ANY INDEBTEDNESS

We have funded our operations through the issuance of convertible debt since our inception. All of our convertible debt will convert to common stock when we reach our targeted offering amount (at applicable discounts), as discussed below. We summarize the principal terms of the agreements governing our debt below. The following summaries are not complete descriptions of all of the terms of such agreements.

2016 Note Amendments

In July 2016, our previously issued outstanding convertible notes were amended to extend the notes' maturity date to June 30, 2017, and to reduce to $50,000, exclusive of the principal amount of the loans) the amount of a qualified equity financing (a "Qualified Financing") pursuant to which the notes automatically convert into equity issued in the Qualified Financing.

The following is a description of the terms of the convertible notes as amended by the 2016 Note Amendments.

2012 Convertible Notes

In September 2012, we borrowed a total of $400,000 from 13 investors, including $15,000 from the Chad and Cameron Newell Living Trust ("2012 Convertible Notes"). The 2012 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, and are due and payable on June 30, 2017. All principal and accrued interest under the the 2012 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

2013 Convertible Notes

In October 2013, we borrowed a total of $320,000 from two new investors and eight of the original 13 investors, including $25,000 from the Chad and Cameron Newell Living Trust ("2013 Convertible Notes"). The 2013 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, and are due and payable on June 30, 2017. All principal and accrued interest under the the 2013 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

2014 Convertible Notes

In 2014, we borrowed a total of $185,000 from two new investors and three of the original 13 investors, including $10,000 from the Chad and Cameron Newell Living Trust ("2014 Convertible Notes"). The 2014 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June 30, 2017. All principal and accrued interest under the the 2014 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

In May and June 2014, we borrowed $600,000 from two new investors ("May/June 2014 Convertible Notes"). The May/June 2014 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June 30, 2017. All principal and accrued interest under the the 2014 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but the number of shares issuable upon conversion of the notes will be as follows: (a) the outstanding principal of the Notes will convert into the Designated Percentage (as defined below) of the fully diluted equity of the company immediately after the Qualified Financing, provided that if the Qualified Financing consists of a series of related financing transactions then the Notes will continue to convert with each subsequent transaction in order to maintain the Designated Percentage, provided further that the Notes will be fully converted if the Qualified Financing reaches $50,000 of cumulative gross proceeds, and (b) the accrued interest on the Notes will convert at a price per share equal to 80% of the price per share in the Qualified Financing. The "Designated Percentage" equals the principal amounts of the Notes divided by $5,000,000.

February 2015 Convertible Note

In February 2015, we borrowed $300,000, consisting of $100,000 cash and $200,000 in services from one new investor ("February 2015 Convertible Note"). The February 2015 Convertible Note, as amended, bears interest at 4% per annum, is unsecured, is due and payable on June 30, 2017. All principal and accrued interest under the Notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction and on the same terms and conditions as such transaction, but at a price per share equal to the lower of (i) 80% of the price per share sold in such transaction; or (ii) the price per share implied by a $6,000,000 post-money valuation.

In March and May 2015, we borrowed a total of $105,000 from one new investor and four of the original 13 investors, including $25,000 from the Chad and Cameron Newell Living Trust ("March and May 2015 Convertible Notes"). The March and May 2015 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June

30, 2017. All principal and accrued interest under the the notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal to 67% of the price per share sold in such transaction.

March 2016 Convertible Note

In March 2016, we borrowed a total of $125,000 from one new and one existing investor ("2016 Convertible Notes"). The 2016 Convertible Notes bear interest at 4% per annum, are unsecured, are due and payable on September 10, 2017. All principal and accrued interest under the Notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction and on the same terms and conditions as such transaction, but at a price per share equal to the lower of (i) 80% of the price per share sold in such transaction; or (ii) the price per share implied by a $4,500,000 pre-money valuation of the Company.

SNAPWIRE MEDIA, INC.

FINANCIAL STATEMENTS

December 31, 2015 and 2014

*Together with
Independent Auditors' Report*

Snapwire Media, Inc.
Index to Financial Statements

dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Snapwire Media, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Snapwire Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snapwire Media, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbMckennon

dbb*mckennon*
Newport Beach, CA
July 11, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica **Newport Beach** **San Diego**

SNAPWIRE MEDIA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
Assets		
Current assets		
Cash	$ 4,101	$ 216,987
Inventory	-	-
Accounts receivable, net	128,438	-
Other current assets	931	10,000
Current assets	133,470	226,987
Property and equipment, net	2,239	-
Total assets	$ 135,709	$ 226,987
Liabilities and Stockholders' Deficit:		
Accounts payable	$ 39,622	$ 12,168
Accrued liabilities	142,093	68,137
Deferred revenue	123,388	-
Related party advances	15,000	-
Convertible debt - related parties	65,000	40,000
Convertible debt	1,765,000	1,210,000
Current liabilities	2,150,103	1,330,305
Long-term convertible debt, net of current portion	100,000	255,000
Total liabilities	2,250,103	1,585,305
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred stock, par value $0.0001 12,400,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $0.0001; 25,500,000 shares authorized; 10,299,806, and 10,266,848 issued and outstanding, as of December 31, 2015 and 2014, respectively	1,030	1,027
Additional paid-in capital	15,653	7,034
Accumulated deficit	(2,131,077)	(1,366,379)
Total stockholders' deficit	(2,114,394)	(1,358,318)
Total liabilities and stockholders' deficit	$ 135,709	$ 226,987

See accompanying notes to the financial statements

SNAPWIRE MEDIA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenues	$ 125,022	$ 58,468
Cost of revenues	73,945	52,635
Gross profit	51,077	5,833
Operating expenses:		
General and administrative	266,971	259,238
Sales and marketing	347,142	248,857
Research and development	127,154	336,149
Total operating expenses	741,267	844,244
Loss from operations	(690,190)	(838,411)
Other income (expense):		
Interest expense	(73,708)	(44,250)
Total other expense	(73,708)	(44,250)
Loss before provision for income taxes	(763,898)	(882,661)
Provision for income taxes	800	800
Net loss	$ (764,698)	$ (883,461)

See accompanying notes to the financial statements

SNAPWIRE MEDIA, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
December 31, 2013	-	$ -	10,169,348	$ 1,017	$ 1,403	$ (482,918)	$ (480,498)
Shares issued for services	-	-	97,500	10	4,875	-	4,885
Stock option compensation	-	-	-	-	756	-	756
Net loss	-	-	-	-	-	(883,461)	(883,461)
December 31, 2014	-	-	10,266,848	1,027	7,034	(1,366,379)	(1,358,318)
Shares issued for services	-	-	32,958	3	1,648	-	1,651
Stock option compensation	-	-	-	-	6,971	-	6,971
Net loss	-	-	-	-	-	(764,698)	(764,698)
December 31, 2015	-	$ -	10,299,806	$ 1,030	$ 15,653	$ (2,131,077)	$ (2,114,394)

See accompanying notes to the financial statements

4

SNAPWIRE MEDIA, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (764,698)	$ (883,461)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	650	-
Stock-based compensation	8,622	5,641
Amortization of marketing credit	200,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(128,438)	-
Other current assets	9,069	21,000
Accounts payable	27,454	(358)
Deferred revenue	123,388	-
Accrued liabilities	73,956	45,930
Net cash used in operating activities	(449,997)	(811,248)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,889)	-
Net cash used in investing activities	(2,889)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from related party	15,000	-
Proceeds from convertible debt - related parties	25,000	30,000
Proceeds from convertible debt	200,000	795,000
Net cash provided by financing activities	240,000	825,000
Increase (decrease) in cash and cash equivalents	(212,886)	13,752
Cash and cash equivalents, beginning of year	216,987	203,235
Cash and cash equivalents, end of year	$ 4,101	$ 216,987
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ -
Non cash investing and financing activities:		
Convertible debt issued for marketing credit	$ 200,000	$ -
Convertible debt issued for prepaid rent	$ -	$ 10,000

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Snapwire Media, Inc. was incorporated on August 3, 2012 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Barbara, CA. The Company is an online marketplace that connects photographers with people that need commercial or personal photography services through website and mobile platforms. Photo buyers launch a request for photos, and photographers respond by submitting their best shots. Each photo uploaded to the platform is made available for purchase and download. The financial statements of Snapwire Media, Inc. (which may be referred to as "Snapwire" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern and Management's Plans
We rely heavily on debt financing for working capital and have incurred operating losses since Inception. These above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding offering, additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, we have an experienced management team with decades of relevant industry experience and believe we are well positioned for growth in the coming years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: stock based compensation, returns and allowances, and the valuation allowance on income taxes. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's accounts receivable consist of customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts, if required. The Company determines its allowance for doubtful accounts based on an evaluation of the aging of its accounts receivable and on a customer-by-customer basis as appropriate. The Company's reserve analysis contemplates the Company's historical loss rate on receivables, specific customer situations. As of December 31, 2015 and 2014, there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $650 and zero, respectively.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. During the year ended December 31, 2015 and 2014, no software development costs were capitalized.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition
The Company recognizes revenues from 1) transaction fees from the sale of digital photography, subscription sales, and Creative Briefs when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

In accordance with the ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent when selling images or providing a service, which we consider in determining if revenue should be reported gross or net. We have three primary revenue sources: 1) Photo Creative Briefs (projects called Requests or Challenges) 2) stock photography library sales and 3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. Key indicators that we evaluate in order to reach this determination include:

- the terms and conditions of our arrangements under the respective revenue sources
- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction
- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and
- The party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal for the sale of stock photography and subscription services and are the primary obligor to end-users. Therefore, we recognize revenue related to stock photography and subscription sales on a gross basis, For Creative Briefs we determined that we act as the agent in the transaction, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore Creative Brief revenue is recognized on a net basis.

Revenue from digital photography sales and creative briefs are generally recognized at the time of sale as the earnings process is complete as the digital download occurs upon purchase and collectability is reasonably assured since the majority of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. Revenue from subscription plans with monthly limits is recognized on a per usage basis or when the right to download expires.

As of December 31, 2015, the Company invoiced a certain customer subscriptions and prepaid plans that required the deferral of revenue totaling $123,388.

Cost of Revenue
The Company's cost of revenue includes contributor royalties, credit card processing fees, hosting costs and other direct costs related to providing content and service to customers.

Contributor Royalties
The Company expenses contributor royalties in the period a customer download occurs and includes the corresponding contributor royalties in cost of revenue. Contributor royalties are paid upon request when the contributor has aggregated over a specified threshold of earnings.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, Income Taxes, ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2015, one customer makes up 100% of our accounts receivable. All receivables were collected in January 2016.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05 "Intangibles-Goodwill and Other-Internal-Use Software." The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The pronouncement is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE DEBT

During the year ended December 31, 2012, the Company entered into various convertible debt agreements for an aggregate of $400,000, $5,000 of which is to a related party. The proceeds were used for operations. The notes bear interest at 4% per annum. The notes were due in March 15, 2014 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 pre-money valuation of the Company. As of December 31, 2015, the notes are in technical default and convertible into approximately 1,164,414 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2013, the Company entered into a various convertible debt agreements for $320,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. The proceeds were used for operations. These notes bear interest at 4% per annum. These notes matured from December 31, 2014 to May 15, 2016 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 - $4,500,000 pre-money valuation of the Company. As of December 31, 2015, $215,000 of the notes are in technical default and convertible into approximately 602,575 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2014, the Company entered into a various convertible note debt agreements for $785,000, of which $10,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes were due from November 15, 2015 to May 1, 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $5,000,000 pre-money valuation of the Company. As of December 31, 2015, $635,000 of these notes are in technical default and convertible into approximately 1,390,321 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2015, the Company entered into a various convertible note debt agreements for $425,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes are due at various dates ranging from August 18, 2016 through November 9, 2016 and are unsecured. Five (5) of the notes, which includes the related party note, shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 66.7% of the price per share (*i.e.*, 33.3% discount) sold in such transaction; or (ii) the price per share implied by a $3,000,000 pre-money valuation of the Company. One (1) of the notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $6,000,000 pre-money valuation of the Company.

For each of the notes above, in the event that neither a qualified financing or sale of the Company has occurred by the maturity date, each holder, in its sole option, may elect to have the principle interest paid in cash or convert the principle and accrued interest into a series of preferred stock having substantially the same rights as of the most senior class of equity securities of the Company outstanding immediately prior to the conversion, or if no preferred stock is outstanding, into shares of commons stock at the implied pre-money valuation indicated within the agreement.

The above convertible debts are contingently convertible and at the date of issuance a conversion price cannot be determined. Accordingly, a beneficial conversion feature was not recorded upon issuance. The Company may be required to record a beneficial conversion feature once a conversion price can be determined. The value of the notes that have reached maturity as of December 31, 2015 and become convertible at the option of the holder, had effective conversion prices in excess fair value of the Company's common stock. Accordingly, no beneficial conversion feature discounts were required. As of December 31, 2015 no convertible debt has been converted..

As of December 31, 2015 and 2014, accrued interest related to the above notes amounted to $140,623 and $67,256, respectively, and are included in accrued liabilities in the accompanying balance sheets.

Interest expense related to the above notes was $73,708 and $44,250 during the years ended December 31, 2015 and 2014, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease
The Company has a month to month lease agreement with an entity related to our Chief Executive officer and requires monthly payments of $1,250.

During the years ended December 31, 2015 and 2014, rent expense was $15,000 and $21,000, respectively. Of the total rent expenses $5,000 and zero was paid in cash to the entity during the years ended December 31, 2015 and 2014, respectively, and the remaining expense related to prepaid rent that was amortized on a monthly basis.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred Stock
We have authorized the issuance of 12,400,000 shares of our common stock, each share having a par value of $0.0001. No shares have been issued or are outstanding to date.

Common Stock
We have authorized the issuance of 25,500,000 shares of our common stock, each share having a par value of $0.0001.

Restricted Stock
We issued restricted stock to our founders and early advisors through restricted stock purchase agreements. As of December 31, 2015, 8,078,390 shares of common stock were vested and 1,259,250 shares of common stock are yet to vest. Unvested shares will vest in 2016 in full.

Shares Issued for Services
During the years ended December 31, 2015 and 2014, the Company entered into various agreements with third parties for short term projects or advisory services. In connection with those agreements, the Company issued 32,958 and 97,500 shares of common stock, which were fully vested upon issuance to two individuals with a value of $1,651 and $4,885, respectively which is included in general and administrative expense in the accompanying statements of operations. The Company valued the shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the shares were issued.

Stock Options
On February 4, 2013, our Board of Directors adopted the Snapwire Media, Inc. 2013 Stock Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 1,878,214 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2015 and 2014, the Company granted 644,000 and 180,000 options to various employees and a contractor. The granted options had contractual lives ranging from seven to ten years, had exercise prices ranging from $0.06 to $0.18 and had vesting terms ranging from 3 to 4 years. The Company will expense the value of the options over the vesting period of three to four years for the employees. For non-employees the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.30 – 1.65%	1.74%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The total value of the options issued during 2015 and 2014 to employees and directors was $30,518 and $4,032 which will be recognized over vesting terms. Options issued to consultants will be revalued periodically based on the guidance of ASC 505.

The Company valued its common shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the options were issued.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	-	$ -	-
Granted	180,000	0.06	8.8
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2014	180,000	$ 0.06	8.1
Granted	644,000	0.13	9.7
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	824,000	$ 0.11	8.7
Exercisable at December 31, 2014	-	$ -	-
Exercisable at December 31, 2015	366,583	$ 0.11	8.6

As of December 31, 2015, there was approximately $28,117 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Stock Plan. That cost is expected to be recognized over the next three years as follows: 2016 - $9,150, 2017 - $9,150, 2018 - $8,088, and 2019 - $1,729

Based on the current valuations, total unrecognized compensation costs related to non-vested share-based compensation arrangements with contractors totaled approximately $1,400. Such compensation cost may change based on the revaluation of options issued to consultants under ASC 505 and will be recognized through the first quarter of 2019.

Stock option expense for the years ended December 31, 2015 and 2014 was $8,619 and $5,631, respectively and included within general and administrative expense in the accompanying statement of operations.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time during the year ended December 31, 2015, the Company received advances from our Chief Executive Officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 the balance was $15,000.

Convertible Debt – Related Party
As described in Note 3 above, certain convertible debt was issued to our Chief Executive Officer or a family member of our Chief Executive officer. As of December 31, 2015 and 2014, accrued interest on related party convertible debt was $4,269 and $1,916, respectively, and included in accrued liabilities in the accompanying balance sheets.

Related Party Lease
From Inception the Company has agreed to short term, month to month leases from The Newell Family Trust. See Note 4 for the current lease terms.

Related Party License Agreement
During the year ended December 31, 2015, the company entered into a licensing agreement with Media Bakery, Inc., a Company partially owed by our Chief Executive Officer. The Agreement was to provide certain of the Company's employees for the development of an ecommerce website. The agreement included licensing certain of the Company's intellectual property.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	800	800
Total	800	800
Deferred tax provision:		
Federal	(705,000)	(447,000)
State	(120,000)	(76,000)
Total	(825,000)	(523,000)
Valuation allowance	825,000	523,000
Total provision for income taxes	$ 800	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2015		2014	
Federal tax at statutory rate	34.0	%	34.0	%
Permanent differences:				
State taxes, net of federal benefit	5.8	%	5.8	%
Stock compensation	-0.1	%	-0.5	%
Non-deductible entertainment	-0.1	%	-0.1	%
Temporary differences:				
Accounts payable and accrued liabilities	-1.4	%	-2.0	%
Other	1.4	%	1.9	%
Change in valuation allowance	-39.5	%	-39.0	%
Total provision	-0.1	%	0.1	%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Other	$ 94,000	$ 47,000
Noncurrent:		
Net operating loss carryforwards	352,000	68,000
Intangible assets and startup costs	379,000	408,000
Valuation allowance	(825,000)	(523,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $825,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

During 2016, the Company entered into a two convertible debt agreements with third parties for $125,000. These notes bear interest at 4% per annum. These notes are due in September 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (i.e., 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,5000,000 pre-money valuation of the Company.

Subsequent to December 31, 2015 and through the date for which these financial statements have been reviewed as indicated below, the Company issued stock options for 600,000 shares of common stock to various key employees. Of these, 270,000 will not become fully vested.

The Company has evaluated subsequent events that occurred after December 31, 2015 through July 11, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

SNAPWIRE MEDIA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

	December 31, 2015	December 31, 2014
Assets		
Current assets		
Cash	$ 4,101	$ 216,987
Inventory	-	-
Accounts receivable, net	128,438	-
Other current assets	931	10,000
Current assets	133,470	226,987
Property and equipment, net	2,239	-
Total assets	$ 135,709	$ 226,987
Liabilities and Stockholders' Deficit:		
Accounts payable	$ 39,622	$ 12,168
Accrued liabilities	142,093	68,137
Deferred revenue	123,388	-
Related party advances	15,000	-
Convertible debt - related parties	65,000	40,000
Convertible debt	1,765,000	1,210,000
Current liabilities	2,150,103	1,330,305
Long-term convertible debt, net of current portion	100,000	255,000
Total liabilities	2,250,103	1,585,305
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred stock, par value $0.0001 12,400,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $0.0001; 25,500,000 shares authorized; 10,299,806, and 10,266,848 issued and outstanding, as of December 31, 2015 and 2014, respectively	1,030	1,027
Additional paid-in capital	15,653	7,034
Accumulated deficit	(2,131,077)	(1,366,379)
Total stockholders' deficit	(2,114,394)	(1,358,318)
Total liabilities and stockholders' deficit	$ 135,709	$ 226,987

See accompanying notes to the financial statements

Snapwire Media, Inc. is not subject to disqualification from offering or selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in §227.503(a).

NOTE 1 – NATURE OF OPERATIONS

Snapwire Media, Inc. was incorporated on August 3, 2012 ("Inception") in the State of Delaware. The Company's headquarters are located in Santa Barbara, CA. The Company is an online marketplace that connects photographers with people that need commercial or personal photography services through website and mobile platforms. Photo buyers launch a request for photos, and photographers respond by submitting their best shots. Each photo uploaded to the platform is made available for purchase and download. The financial statements of Snapwire Media, Inc. (which may be referred to as "Snapwire" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern and Management's Plans
We rely heavily on debt financing for working capital and have incurred operating losses since Inception. These above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding offering, additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, we have an experienced management team with decades of relevant industry experience and believe we are well positioned for growth in the coming years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to: stock based compensation, returns and allowances, and the valuation allowance on income taxes. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, related party advances, and convertible notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
The Company's accounts receivable consist of customer obligations due under normal trade terms, carried at their face value less an allowance for doubtful accounts, if required. The Company determines its allowance for doubtful accounts based on an evaluation of the aging of its accounts receivable and on a customer-by-customer basis as appropriate. The Company's reserve analysis contemplates the Company's historical loss rate on receivables, specific customer situations. As of December 31, 2015 and 2014, there were no allowances for doubtful accounts.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $650 and zero, respectively.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales. During the year ended December 31, 2015 and 2014, no software development costs were capitalized.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, no amounts have been capitalized.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition
The Company recognizes revenues from 1) transaction fees from the sale of digital photography, subscription sales, and Creative Briefs when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

In accordance with the ASC 605-45, Revenue Recognition: Principal Agent Considerations, we evaluate our service offerings in order to determine whether or not we are acting as the principal or as an agent when selling images or providing a service, which we consider in determining if revenue should be reported gross or net. We have three primary revenue sources: 1) Photo Creative Briefs (projects called Requests or Challenges) 2) stock photography library sales and 3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. Key indicators that we evaluate in order to reach this determination include:

- the terms and conditions of our arrangements under the respective revenue sources
- whether we are paid a fixed percentage of the arrangement's consideration or a fixed fee for each transaction
- the party which sets the pricing with the end-user, has the credit risk and provides customer support; and
- The party responsible for delivery/fulfillment of the product or service to the end consumer

Based on the evaluation of the above indicators, we have determined that we are generally acting as a principal for the sale of stock photography and subscription services and are the primary obligor to end-users. Therefore, we recognize revenue related to stock photography and subscription sales on a gross basis, For Creative Briefs we determined that we act as the agent in the transaction, as we are not the primarily obligor of the arrangement and receive a fixed percentage of the transaction. Therefore Creative Brief revenue is recognized on a net basis.

Revenue from digital photography sales and creative briefs are generally recognized at the time of sale as the earnings process is complete as the digital download occurs upon purchase and collectability is reasonably assured since the majority of the Company's customers purchase products by making electronic payments at the time of a transaction with a credit card. Revenue from subscription plans with monthly limits is recognized on a per usage basis or when the right to download expires.

As of December 31, 2015, the Company invoiced a certain customer subscriptions and prepaid plans that required the deferral of revenue totaling $123,388.

Cost of Revenue
The Company's cost of revenue includes contributor royalties, credit card processing fees, hosting costs and other direct costs related to providing content and service to customers.

Contributor Royalties
The Company expenses contributor royalties in the period a customer download occurs and includes the corresponding contributor royalties in cost of revenue. Contributor royalties are paid upon request when the contributor has aggregated over a specified threshold of earnings.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740, Income Taxes, ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2015, one customer makes up 100% of our accounts receivable. All receivables were collected in January 2016.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In April 2015, the FASB issued ASU No. 2015-05 "Intangibles-Goodwill and Other-Internal-Use Software." The standard amended the existing accounting standards for intangible assets and provides explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. The pronouncement is effective for reporting periods beginning after December 15, 2015. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – CONVERTIBLE DEBT

During the year ended December 31, 2012, the Company entered into various convertible debt agreements for an aggregate of $400,000, $5,000 of which is to a related party. The proceeds were used for operations. The notes bear interest at 4% per annum. The notes were due in March 15, 2014 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 pre-money valuation of the Company. As of December 31, 2015, the notes are in technical default and convertible into approximately 1,164,414 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2013, the Company entered into a various convertible debt agreements for $320,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. The proceeds were used for operations. These notes bear interest at 4% per annum. These notes matured from December 31, 2014 to May 15, 2016 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,000,000 - $4,500,000 pre-money valuation of the Company. As of December 31, 2015, $215,000 of the notes are in technical default and convertible into approximately 602,575 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2014, the Company entered into a various convertible note debt agreements for $785,000, of which $10,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes were due from November 15, 2015 to May 1, 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $5,000,000 pre-money valuation of the Company. As of December 31, 2015, $635,000 of these notes are in technical default and convertible into approximately 1,390,321 shares of common stock based on the shares outstanding as of December 31, 2015 and the pre-money valuation noted if the holder chooses to convert as described below.

During the year ended December 31, 2015, the Company entered into a various convertible note debt agreements for $425,000, of which $25,000 is to an entity controlled by our Chief Executive Officer. These notes bear interest at 4% per annum. These notes are due at various dates ranging from August 18, 2016 through November 9, 2016 and are unsecured. Five (5) of the notes, which includes the related party note, shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 66.7% of the price per share (*i.e.*, 33.3% discount) sold in such transaction; or (ii) the price per share implied by a $3,000,000 pre-money valuation of the Company. One (1) of the notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (*i.e.*, 20% discount) sold in such transaction; or (ii) the price per share implied by a $6,000,000 pre-money valuation of the Company.

For each of the notes above, in the event that neither a qualified financing or sale of the Company has occurred by the maturity date, each holder, in its sole option, may elect to have the principle interest paid in cash or convert the principle and accrued interest into a series of preferred stock having substantially the same rights as of the most senior class of equity securities of the Company outstanding immediately prior to the conversion, or if no preferred stock is outstanding, into shares of commons stock at the implied pre-money valuation indicated within the agreement.

The above convertible debts are contingently convertible and at the date of issuance a conversion price cannot be determined. Accordingly, a beneficial conversion feature was not recorded upon issuance. The Company may be required to record a beneficial conversion feature once a conversion price can be determined. The value of the notes that have reached maturity as of December 31, 2015 and become convertible at the option of the holder, had effective conversion prices in excess fair value of the Company's common stock. Accordingly, no beneficial conversion feature discounts were required. As of December 31, 2015 no convertible debt has been converted..

As of December 31, 2015 and 2014, accrued interest related to the above notes amounted to $140,623 and $67,256, respectively, and are included in accrued liabilities in the accompanying balance sheets.

Interest expense related to the above notes was $73,708 and $44,250 during the years ended December 31, 2015 and 2014, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease
The Company has a month to month lease agreement with an entity related to our Chief Executive officer and requires monthly payments of $1,250.

During the years ended December 31, 2015 and 2014, rent expense was $15,000 and $21,000, respectively. Of the total rent expenses $5,000 and zero was paid in cash to the entity during the years ended December 31, 2015 and 2014, respectively, and the remaining expense related to prepaid rent that was amortized on a monthly basis.

NOTE 5 – STOCKHOLDERS' DEFICIT

Preferred Stock
We have authorized the issuance of 12,400,000 shares of our common stock, each share having a par value of $0.0001. No shares have been issued or are outstanding to date.

Common Stock
We have authorized the issuance of 25,500,000 shares of our common stock, each share having a par value of $0.0001.

Restricted Stock
We issued restricted stock to our founders and early advisors through restricted stock purchase agreements. As of December 31, 2015, 8,078,390 shares of common stock were vested and 1,259,250 shares of common stock are yet to vest. Unvested shares will vest in 2016 in full.

Shares Issued for Services
During the years ended December 31, 2015 and 2014, the Company entered into various agreements with third parties for short term projects or advisory services. In connection with those agreements, the Company issued 32,958 and 97,500 shares of common stock, which were fully vested upon issuance to two individuals with a value of $1,651 and $4,885, respectively which is included in general and administrative expense in the accompanying statements of operations. The Company valued the shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the shares were issued.

Stock Options
On February 4, 2013, our Board of Directors adopted the Snapwire Media, Inc. 2013 Stock Plan (the "Stock Plan"). The Stock Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock and stock awards. Up to 1,878,214 shares of our common stock may be issued pursuant to awards granted under the Stock Plan, with annual increases based on the terms of the plan document, subject to adjustment in the event of stock splits and other similar events. The Stock Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2015 and 2014, the Company granted 644,000 and 180,000 options to various employees and a contractor. The granted options had contractual lives ranging from seven to ten years, had exercise prices ranging from $0.06 to $0.18 and had vesting terms ranging from 3 to 4 years. The Company will expense the value of the options over the vesting period of three to four years for the employees. For non-employees the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs.

	December 31, 2015	December 31, 2014
Expected life (years)	6.25	6.25
Risk-free interest rate	1.30 – 1.65%	1.74%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The total value of the options issued during 2015 and 2014 to employees and directors was $30,518 and $4,032 which will be recognized over vesting terms. Options issued to consultants will be revalued periodically based on the guidance of ASC 505.

The Company valued its common shares based on Management's estimates which relied on prior independent valuations and circumstances of the Company at the time the options were issued.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2013	-	$ -	-
Granted	180,000	0.06	8.8
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2014	180,000	$ 0.06	8.1
Granted	644,000	0.13	9.7
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	824,000	$ 0.11	8.7
Exercisable at December 31, 2014	-	$ -	-
Exercisable at December 31, 2015	366,583	$ 0.11	8.6

As of December 31, 2015, there was approximately $28,117 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Stock Plan. That cost is expected to be recognized over the next three years as follows: 2016 - $9,150, 2017 - $9,150, 2018 - $8,088, and 2019 - $1,729

Based on the current valuations, total unrecognized compensation costs related to non-vested share-based compensation arrangements with contractors totaled approximately $1,400. Such compensation cost may change based on the revaluation of options issued to consultants under ASC 505 and will be recognized through the first quarter of 2019.

Stock option expense for the years ended December 31, 2015 and 2014 was $8,619 and $5,631, respectively and included within general and administrative expense in the accompanying statement of operations.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Advances
From time to time during the year ended December 31, 2015, the Company received advances from our Chief Executive Officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 the balance was $15,000.

Convertible Debt – Related Party
As described in Note 3 above, certain convertible debt was issued to our Chief Executive Officer or a family member of our Chief Executive officer. As of December 31, 2015 and 2014, accrued interest on related party convertible debt was $4,269 and $1,916, respectively, and included in accrued liabilities in the accompanying balance sheets.

Related Party Lease
From Inception the Company has agreed to short term, month to month leases from The Newell Family Trust. See Note 4 for the current lease terms.

Related Party License Agreement
During the year ended December 31, 2015, the company entered into a licensing agreement with Media Bakery, Inc., a Company partially owed by our Chief Executive Officer. The Agreement was to provide certain of the Company's employees for the development of an ecommerce website. The agreement included licensing certain of the Company's intellectual property.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2015	2014
Current tax provision:		
Federal	$ -	$ -
State	800	800
Total	800	800
Deferred tax provision:		
Federal	(705,000)	(447,000)
State	(120,000)	(76,000)
Total	(825,000)	(523,000)
Valuation allowance	825,000	523,000
Total provision for income taxes	$ 800	$ 800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2015		2014	
Federal tax at statutory rate	34.0	%	34.0	%
Permanent differences:				
State taxes, net of federal benefit	5.8	%	5.8	%
Stock compensation	-0.1	%	-0.5	%
Non-deductible entertainment	-0.1	%	-0.1	%
Temporary differences:				
Accounts payable and accrued liabilities	-1.4	%	-2.0	%
Other	1.4	%	1.9	%
Change in valuation allowance	-39.5	%	-39.0	%
Total provision	-0.1	%	0.1	%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)	
	2015	2014
Current:		
Other	$ 94,000	$ 47,000
Noncurrent:		
Net operating loss carryforwards	352,000	68,000
Intangible assets and startup costs	379,000	408,000
Valuation allowance	(825,000)	(523,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $825,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013. The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

During 2016, the Company entered into a two convertible debt agreements with third parties for $125,000. These notes bear interest at 4% per annum. These notes are due in September 2017 and are unsecured. The notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction (and on the same terms and conditions as such transaction except with respect to rights only given to investors of a certain size if the Principal Amount of the Loan is below such amount), but at a price per share) equal to the lower of (i) 80% of the price per share (i.e., 20% discount) sold in such transaction; or (ii) the price per share implied by a $4,5000,000 pre-money valuation of the Company.

Subsequent to December 31, 2015 and through the date for which these financial statements have been reviewed as indicated below, the Company issued stock options for 600,000 shares of common stock to various key employees. Of these, 270,000 will not become fully vested.

The Company has evaluated subsequent events that occurred after December 31, 2015 through July 11, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Snapwire Media, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of Snapwire Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snapwire Media, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbMckennon

dbb*mckennon*
Newport Beach, CA
July 11, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica **Newport Beach** **San Diego**

BACKGROUND OF DIRECTORS AND OFFICERS

Chad Newell is Snapwire's founder, chief executive officer and sole director. He has served in these positions since he incorporated the company as Snapwire Media, Inc., in August 2012. Chad came up with the idea for Snapwire after seeing the progression of talented photographers on Facebook's Instagram platform. He believed that aspiring photographers were adopting the Instagram platform to gain exposure and validation for their photos. With the evolution of Apple's iPhone 5S, Chad witnessed the world's most widely adopted smartphone have the capability to produce a high resolution photo that could be sold and monetized on traditional stock photo sites.

Prior to Snapwire, Chad worked in the commercial stock photo licensing industry for nearly two decades. Beginning his career at the Getty Images-acquired The Image Bank, Chad helped launch the profitable San Francisco footage licensing division in 1996. Following Getty Images' acquisition of The Image Bank, Chad joined outdoor mountaineer Rick Ridgeway's Adventure Photo & Film where he served as managing director through its acquisition by ImageState, Plc. He then served as chief operating officer of the company's footage licensing division. In 2001, Chad left ImageState to co-found Media Bakery, LLC., one of North America's largest independent stock photo and footage agency collectives. While serving as CEO for more than 11 years, Chad was responsible for growing the company's image archive to more than 10 million creative assets from more than 190 international image partners serving more than 23,000 image buyers.

Chad also advises startups, serves on the boards of companies in the photography vertical and lectures at the Brooks Institute of Photography in Ventura.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Business Overview

Snapwire is an online marketplace that connects a new generation of photographer with brands that need a high volume of imagery to help draw viewers to their websites. We believe there is an untapped resource of mostly young, smartphone photographers who are shooting pictures today that could turn viral tomorrow as online audiences discover them and spread the word on social media. Snapwire serves as the connection between companies in the market for original photos and the photographers – both novices and those more seasoned – who create the images. Both groups could benefit. Photographers who are posting their creations on sites like Instagram could also post on Snapwire and potentially earn money for their photos; companies' websites could be home to a photo that evolves into an Internet sensation.

Snapwire operates in the collaborative economy where the people comprising our supply line are incentivized to deliver superior product and service to those who seek their abilities to perform. Photo buyers can post a photo assignment on our website and in a matter of minutes, begin sorting through submitted images to find the photo that best matches their creative aesthetic needs. Likewise, photographers are alerted to each new assignment through an app on their smartphones and can respond instantaneously, shooting photos, quickly uploading them, and earning money if their photo is purchased. High quality cameras built into smartphones continue to evolve. They have changed the face of photography, creating a new generation of mobile photographers who shoot authentic, in-the-moment pictures that are highly desired in the social media realm. Additionally, the traditional DSLR cameras are continually improving and becoming more affordable, providing opportunity to aspiring professional photographers. Brands and businesses are becoming increasingly dependent on photos produced on these devices to help them tell their story to a worldwide audience around the world. Snapwire is capitalizing on this photographic transformation to fulfill the near insatiable demand for images by online social marketers and others.

Mobile Photography

Ever-advancing smartphone camera technology and the evolution of higher quality DSLR cameras are encouraging growing numbers of people to develop a love for photography. In addition, editing software makes it possible to produce commercial-quality pictures inexpensively and while on the move. At Snapwire, we capitalize on the expanding universe of photographers to build our already sizable portfolio of digital images. Our vision is to enable anyone with a creative passion for photography to earn money doing what he or she loves, while at the same time making it easier and more affordable for photo buyers to procure unique, custom photos that elevate their creative projects.

Our business is a modern-day evolution of the traditional stock-photo suppliers. Buying stock photos was an experience completely disconnected from the creator of an image. Users of those photos were forced to search through massive archives of irrelevant, outdated, pre-shot pictures. Searching for the right photo was an inefficient use of time and often failed to yield the desired result. This can be an extremely expensive process, especially when hundreds of photos are needed over the course of a year. At Snapwire, we've put the photographer back into the picture, creating an environment where buyers can directly communicate with the photographers and vice versa. The result is more authentic photographs designed to be a custom fit for the buyer's needs. Licensing is simple and affordable because all photos are royalty free.

Snapwire caters to two groups of people: the photographers who create images and the users who pay to license them. We offer something for everyone who uses our platform, from the weekend mobile phone photographer to the professional. From the individual with his or her own blog to major corporate brands.

Here's how it works

Photo Buyers

Brands, businesses, and individuals from around the globe come to us when they need beautiful photos to enhance their own advertising and promotional projects, websites, social media, blogs, videos and presentations in any medium. The growing importance of communicating with the public via the Internet has created an overwhelming demand for images, which in today's fast-paced world are approaching or even surpassing the written word as the primary mode of expression. More than 100 million photos are licensed annually, with hundreds of thousands of online publishers needing 20-plus photos a month. With the ever growing online publishing industry, companies like Squarespace afford anyone the ability to have an online commercial presence. This includes Fortune 500 companies, creative agencies, emerging brands, freelance designers, individual online publishers and millions of users of social media.

Since launching Snapwire in 2014, we have hosted more than 4,930 photo assignments, and our photo buyer base has grown to more than 12,000. During the 12-month period ending in December 2015, buyers paid for and downloaded more than 7,000 photos.

We give buyers several purchasing options:

1) They can post their own creative briefs on our website requesting specific photos (each called a request). The buyers tell photographers what they're looking for, set a price, various image requirements, and turnaround time. Then they can review images in real time as they are submitted. They nominate photos to indicate what they like – further communicating their needs to photographers, and begin to build working relationships with their favorite photographers. Finally, they download and purchase the photos that best match their creative vision.

2) Alternatively, they can peruse our searchable image database we call the Marketplace, which is a growing collection of the best photos that were submitted in response to all buyers' previous photo requests. The Marketplace stores more than 1.5 million royalty-free, easy-to-search images available for licensing.

Our buyers always know the skill level of the photographers they see on Snapwire because of our points-based leveling system. Buyers have the option of offering their photo assignments to only the higher ranking, more proven photographers, or giving all levels of photographers with a range of abilities the chance to compete.

All photos licensed through Snapwire are royalty free, which means buyers can use a photo an unlimited number of times in as many different projects as desired for an indefinite length of time.

The Photographers

We provide photographers with a community in which to work and grow as artists. Photographers can follow peers who inspire them, learn what photos sell, and respond to photo buyers' questions. On average, 15,000 people sign up for Snapwire every month. The community has grown to 285,000 photographers in 180 countries who capture insights, concepts, products, or locations on time and on budget. Our photographers are qualified through our platform and work their way up the ranks to professional-level photography jobs.

We provide a point of connection between photographers and potential buyers, making it easy to find each other. All paperwork, indemnification and licensing is handled by Snapwire. As a result, photographers can concentrate on their art and leave the business side of things to us.

Photographers respond to buyer requests for specific images through Snapwire's mobile app or on our website. We built Snapwire's five-star rated mobile apps for the photographers in the field to help them stay informed of new buyer requests, allowing them to upload photos on the go and stay connected to the valuable photographer community.

The more success a photographer has, the higher the level he or she achieves, providing a better opportunity to earn more money, post more photographs on our platform, and work directly with higher end buyers. Everyone wins on Snapwire. Even if a photographer's photos aren't purchased in response to a posted photo request, they may be selected to move into our Marketplace stock photo library, making them available for anyone to purchase.

Using unique algorithms, submitted photos are automatically curated, leveraging Snapwire's proprietary leveling and points system. Exceptional photos are handpicked by curators to appear in our premium photo library, which lists them at a higher price point. This is to ensure that the best photos always appear first in response to buyer requests and in our Marketplace.

Snapwire provides photographers with a virtual venue in which to connect with other photographers to share best practices and tips for success. We also provide tools to help photographers improve their images, including Adobe editing software and the newly introduced Snapwire FX Adobe Lightroom Presets packs. These packs integrate directly within Adobe's Lightroom Product, allowing photographers to get professional photos with one click. All of what Snapwire provides to its photographer community is geared to maximize our users' earning potential and goals achievement.

About Our Payment to Photographers

Other than the limited license grant, photographers retain ownership of, and are solely responsible for, the content they post on our website. Photographers also decide when and how their photos become available for sale. For example, a photographer may choose not to offer his or her images for sale as part of a subscription package.

Snapwire's photographer pay schedules are among the most generous in the industry. Photographers keep 70 percent of the licensing fee when buyers pay for photos chosen from submissions to their creative requests. Photographers keep 50 percent of fees paid for photos purchased from the Marketplace or their individual profile pages. The same photo can be sold to unlimited numbers of buyers simultaneously. The various ways a photo may sell on Snapwire provides photographers an opportunity to receive multiple earning streams for the same photo.

Marketing to Reach Buyers and Photographers

We have acquired our customer and photographer bases by using a three-tiered strategy that we have tested and that has proven successful. We plan to continue to use and build upon this marketing strategy in the future. The tiers work in tandem to attract a dynamic set of buyers that not only includes smaller, everyday photo buyers, but also bigger brands that are looking for photos for longer term projects. Photographers from throughout the world and of all skill levels become aware of us and begin to post their work on our platform. The three tiers we utilize include paid channel, direct sales, and strategic partnerships. Paid channel sales involve strategies to acquire new users through social media advertising platforms (such as Facebook Ads), direct online sales and lead generation via pay-per-click and re-targeting strategies. Direct sales involve contacting potential customers and photographers one-on-one and educating them about our website. Partnerships are formed with other related businesses that reach our target audiences.

User adoption of our website and our services varies slightly for those who supply the photos and those who create the demand for them.

For Photographers:

The goal of most photographers is to sell as much of their work as possible. As a result, many adopt a strategy of uploading their photos to multiple platforms to get as much exposure as possible. Some platforms offer financial incentives for photo exclusivity. But for the most part, the average photographer will earn less than 20 percent of the licensing fee a platform charges a photo buyer. Snapwire pays its photographers as much as 70 percent of licensing fees. We also attract photographers by offering innovative mobile applications not available on other platforms. Snapwire strategically created an iOS mobile app and an Android mobile app that appeal to a wide audience of photographers and when they use them to sign up for our service, it saves us advertising dollars. Therefore, growing the photographer community has been scalable with the funds we have raised to date.

For Buyers:

Photo buyer user adoption in the commercial photography industry is accomplished through a multitude of channels. Offering high quality and aesthetically pleasing photographs is the primary draw, but having a large volume of photos to search also is part of a winning formula for attracting and retaining photo consumers and turning them into paying customers. Once an archive achieves a critical mass of quality photos, buyers are willing to consume from a variety of purchasing models. There will always be some buyers who have only an occasional need for photos and will purchase them one at a time. But most leading platforms, including Snapwire, offer customers that have ongoing photo needs the option of a monthly subscription service, giving them more purchasing power when they need to download large numbers of photos. In addition, Snapwire offers the added feature of pre-screening and rating the photographers using our website, which can be a timesaver for buyers. With the use of points and levels, we have engineered an algorithm that helps us discover highly talented artists who are then clearly identified to buyers who want to filter out images shot by less experienced photographers.

About Our Photo Purchasing Options

Snapwire charges its buyers a licensing fee for the right to use a photo royalty free. For the one-time payment, they may use the photo over and over again for a variety of purposes, including for advertising and promotional projects, websites, presentations, editorial publications, videos, commercials, catalogs and broadcasting.

Buyers can purchase photos submitted in response to their creative requests, or from our Marketplace library. They set a price they are willing to pay per photo (a $25 minimum) when launching a request. Fees for individual photos posted in the Marketplace or for sale on a photographer's profile page range from $5 to $500 depending on the size of the image and level of the photographer.

Subscription plans also are available. Prices range from $99 to $499 per month depending on the number of photos desired, resolution quality and the number of the buyer's employees who need access to them. Additionally, buyers may purchase exclusivity options when purchasing the rights to use a photo. Custom-designed subscription packages also are available to accommodate everyone's needs.

Snapwire offers $10,000 in indemnification protection to each buyer to cover the costs of any actual or threatened third-party lawsuit, claim, or legal proceeding for direct damages together with expenses (including reasonable outside attorneys' fees) stemming from their use of a Snapwire photograph.

About the Royalty-Free Stock Photo Business and its Growth Potential

The global commercial photography market is estimated at $10 billion, including the $4.2 billion commercial photography licensing business, which is estimated to grow to $5 billion by 2018. Licensing in this sector is sold on a royalty-free basis in the majority of cases. This means for a one-time payment, a photo buyer (often referred to as an end user) chooses the photo size he or she requires and uses the licensed photo over and over again for permitted uses defined in the licensing agreement. Typically royalty-free licenses provide one to 10 seats per end user. A seat license is defined by the number of individuals having the right to access and use the photo at any given time. Most agreements allow the licensed image to be kept on a storage device.

The outlook for the industry is optimistic, as the industry has consolidated over the past several decades with the removal of fragmented players driving buyers to a smaller number of leading platforms. Today's market leaders are Shutterstock, Getty Images and Adobe Stock Photo, which together generate half of the revenue of the global market. Several mid-market platforms account for the balance. All platforms primarily operate under the same offering concept in which photos are archived and keyworded with metadata, allowing buyers to search for and discover the ones meeting their needs. Oftentimes there are overlapping photos offered on all platforms. However, a new generation of hybrid business models started to emerge in 2012, offering additional services and unique content. Crowd-sourced content aggregators and assignment-based models had yet to materialize until Snapwire's launch in July 2014.

Our Business Plan

We will use the proceeds of this offering to improve the user adoption of the platform in several ways. With product improvements, we plan to enhance the quality of our supply line through rated performance and by penetrating local markets with our new and unique localized request flow. We expect this new feature to attract consumer image buyers who need freelance photographers where they live and work to shoot events like weddings or to take professional head-shot photos.

We also have plans for increasing the volume of photos available on our platform, which directly correlates to the number of photos sold. The larger the choice of photos, the larger the number of purchases. We plan to roll out new product features that will result in a more robust overall user experience for both buyers and photographers. We will soon offer batch photo uploading, which will encourage photographers to submit more images. Batch uploading will allow photographers to upload multiple photos at once, streamlining the process for responding to a photo request or challenge, thereby increasing the number of photos available for purchase. For photo buyers, we have plans to enhance keyword automation, making it easier to search for and find the perfect photo.

In addition, international adoption will continue to be a priority. We plan to leverage existing partners in Western Europe to expand the demand side of the business in those markets. Additionally, Eastern Asia has shown an appetite for the authentic, quality photography that Snapwire provides. We plan to market to these areas extensively upon successful funding.

We recently created a vehicle for allowing brands/businesses to leverage a particular photographer's social-media following in addition to licensing his/her photo. We plan to fully develop this feature and integrate it into every aspect of the platform. With the rise of social media we've seen firsthand how powerful leveraging these unique photographer audiences can be.

We plan to fully integrate Snapwire FX into the app used by photographers, allowing them to purchase both our original Adobe Lightroom Presets packs as well as unique mobile packs for when they are on the go. We are also looking at creating a new subscription model specifically for photographers that would give them access to premium features not currently offered on our competitors' platforms.

We plan on instituting an aggressive buyer growth program aimed at acquiring the qualified image buyers. We will implement our three-tiered growth strategy (see BUSINESS AND ANTICIPATED BUSINESS PLAN - Marketing to Reach Buyers and Photographers), and will dedicate additional new team hires to execute proven lead generation and customer retention strategies. Much of our success will be determined by our ability to raise funds to hire regional sales team members in the New York metropolitan area where many image buyers from Fortune 500 companies are based.

We presently have three employees.

EXEMPT OFFERINGS

Prior Exempt Offerings

Between September 2012 and March 2016, we issued convertible notes to accredited investors, as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended ("Securities Act"). See, MATERIAL TERMS OF ANY INDEBTEDNESS. We issued the convertible notes pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D.

In 2015, we conducted an offering of our Series Seed Preferred Stock to accredited investors pursuant to Rule 506(c) of Regulation D. In early 2016, we withdrew the offering without issuing any securities and undertook efforts to conduct crowdfunding equity offerings pursuant to the JOBS Act.

FINANCIAL CONDITION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the "Risk Factors" section, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Since our inception in late 2012, we have devoted substantially all of our resources to organizing, business planning, raising capital, and research and development of our platform and general and administrative expense to support such research and development. As an early-stage company, we have incurred operating losses since inception. Our net operating losses were $838,411 and $690,190 for the years ended December 31, 2014, and 2015, respectively. As of December 31, 2015, we had an accumulated deficit of $2,131,077. We have financed our operations to date primarily through the issuance of convertible notes.

We are now conducting our first round of equity financing utilizing securities offering methods made possible with the enactment of the Jumpstart Our Business Startups (JOBS) Act of 2012. This offering is an equity crowdfunding offering pursuant to Title III of the JOBS Act and Securities and Exchange Commission Regulation Crowdfunding, which allow us to raise up to $1 million. We intend to use the proceeds from this offering to fund our operating expenses and to enhance our business and value. See, DESCRIPTION OF INTENDED USE OF PROCEEDS. Following the current offering under Regulation Crowdfunding, we will seek to qualify a larger second-round of equity financing with the SEC pursuant to SEC Regulation A, as amended by Title IV of the JOBS Act. Regulation A will allow us to raise significantly more than $1 million following a review and qualification process by the SEC's Division of Corporation Finance, which we anticipate will take between 60 to 120 days after we file our offering circular with the SEC on Form 1-A.

Results of Operations

Comparison of Year Ended December 31, 2014, and 2015

Revenue

Revenue increased from $58,468 in 2014 to $125,022 in 2015. We have three primary revenue sources: (1) Photo Creative Briefs (projects called Requests or Challenges); (2) stock photography library sales; and (3) subscription sales that allow a subscriber access to a certain amount of photographs each period of the subscription. We generally act as a principal for the sale of stock photography and subscription services, so we recognize revenue related to stock photography and subscription sales on a gross basis. For Creative Briefs we act as the agent in the transaction, so we receive a fixed percentage of the transaction. Therefore Creative Briefs revenue is recognized on a net basis. As we continue to build our stock photography library, we anticipate that an increasing portion of our revenue will be derived from higher margin stock photography and subscription sales. The leading source of revenue will come from our photo subscription and Request/Challenges products where we intend to deploy capital to achieve paid marketing goals.

High-end brand engagements represent an additional revenue source. For these types of engagements, established brands use the Snapwire platform to fulfill on-brand content needs, gain additional brand exposure, and posture to a new audience. These brands not only recognize the obvious benefit of sourcing photos from Snapwire, but they value the company's unique ability to connect brands with our large photographer community.

Channel sales revenues come from our resell partners who select photos from our Marketplace library and sell them directly to their vast network of photo buyers. This distribution strategy generates additional cash flow for Snapwire, but also increases each photographer's earning potential by exposing photos to more buyers while our demand side scales. Many of these partners sell our photos at a premium price point due to the high quality nature of the photography assets on Snapwire. As our partner network expands, we expect to see this revenue center increase rapidly month to month thereafter.

At the end of 2015 the company invoiced for prepaid content to a large customer, of which $123,388 was unearned as of December 31, 2015. The revenue will be earned upon usage of content by our customer which is expected to take place in 2016.

General and Administrative Expense

General and administrative expense increased from $259,238 in 2014 to $266,971 in 2015. This increase was attributable primarily to an increase in legal and other professional fees and general fluctuations in payroll-related costs which stem from a ramping up and scaling back of employees during 2014 and 2015. Chad Newell's compensation in 2014 was $50,000 and in 2015 was $12,500.

Sales and Marketing Expense

Sales and marketing expenses increased from $248,857 in 2014 to $347,142 in 2015. In June 2014, we publicly launched our website; accordingly, marketing efforts were not in effect for a whole calendar year. In 2015, we continued to market our platform and service, which included negotiating a marketing credit in exchange for a proportionate value of a convertible note. At the beginning of 2015, the company began to deploy $200,000 in marketing credits it had negotiated from an investor in exchange for the said convertible note. By the end of the year, the company had utilized the whole marketing credit. Marketing efforts were reduced in late 2015 when working capital was not as readily available.

Interest Expense

Interest expense increased from $44,250 in 2014 to $73,708 in 2015 as a result of additional convertible debt incurred in 2015.

Liquidity and Capital Resources

Our operations require continuing capital investment. We have financed our operations to date primarily through the issuance of convertible notes. We have no bank lines of credit. The minimum proceeds from this offering of approximately $50,000 will not be sufficient to fund our current operations through July 2017, and we do not expect to be able to satisfy our cash requirements solely through our revenue. We expect to rely on equity financing to fund our operations. The sale of additional equity securities could result in additional dilution to our stockholders and those securities may have rights senior to those of our common stock. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

If we are not successful at raising net proceeds of more than $50,000, we will immediately use the funds to initiate a Regulation A financing, because without it, we won't be able to fund our business operations for the next twelve (12) months. If we raise net proceeds of at least $250,000, we believe that with revenue from operations, we will have sufficient capital to fund operations for the next twelve (12) months, and we will use a portion of the proceeds to initiate a Regulation A financing. In July 2016, our previously issued outstanding convertible notes were amended to extend the notes' maturity date to June 30, 2017, and to reduce to $50,000 the amount of the equity financing (a "Qualified Financing") pursuant to which the notes automatically convert into equity issued in the Qualified Financing.

Going Concern and Management's Plans

As discussed above, we have relied heavily on debt financing for working capital and have incurred operating losses since inception. These above matters raise substantial doubt about the company's ability to continue as a going concern. Throughout the next twelve months, the company intends to fund its operations with funding from our Regulation Crowdfunding offering, additional debt and/or equity offerings, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties. Despite the inherent risks of any new business, we have an experienced management team with decades of relevant industry experience and believe we are well positioned for growth in the coming years.

Dividend Policy

We have no current plans to pay future dividends on our common stock, and we have never paid any dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our Board of Directors may deem relevant.

Annual Report

Each year within 120 days of the end of the year, we file an annual report with the SEC and post it on our website at www.snapwi.re. In certain circumstances we may terminate our ongoing reporting requirement if:

1. We become a fully-reporting registrant with the SEC.
2. We have filed at least one annual report, but we have not more than 300 shareholders of record.
3. We have filed at least three annual reports, and we have not more than $10 million in assets.
4. We or another party repurchases or purchases all the securities sold in this offering.
5. We cease to do business.

BACKGROUND OF DIRECTORS AND OFFICERS

Chad Newell is Snapwire's founder, chief executive officer and sole director. He has served in these positions since he incorporated the company as Snapwire Media, Inc., in August 2012. Chad came up with the idea for Snapwire after seeing the progression of talented photographers on Facebook's Instagram platform. He believed that aspiring photographers were adopting the Instagram platform to gain exposure and validation for their photos. With the evolution of Apple's iPhone 5S, Chad witnessed the world's most widely adopted smartphone have the capability to produce a high resolution photo that could be sold and monetized on traditional stock photo sites.

Prior to Snapwire, Chad worked in the commercial stock photo licensing industry for nearly two decades. Beginning his career at the Getty Images-acquired The Image Bank, Chad helped launch the profitable San Francisco footage licensing division in 1996. Following Getty Images' acquisition of The Image Bank, Chad joined outdoor mountaineer Rick Ridgeway's Adventure Photo & Film where he served as managing director through its acquisition by ImageState, Plc. He then served as chief operating officer of the company's footage licensing division. In 2001, Chad left ImageState to co-found Media Bakery, LLC., one of North America's largest independent stock photo and footage agency collectives. While serving as CEO for more than 11 years, Chad was responsible for growing the company's image archive to more than 10 million creative assets from more than 190 international image partners serving more than 23,000 image buyers.

Chad also advises startups, serves on the boards of companies in the photography vertical and lectures at the Brooks Institute of Photography in Ventura.

MATERIAL TERMS OF ANY INDEBTEDNESS

We have funded our operations through the issuance of convertible debt since our inception. All of our convertible debt will convert to common stock when we reach our targeted offering amount (at applicable discounts), as discussed below. We summarize the principal terms of the agreements governing our debt below. The following summaries are not complete descriptions of all of the terms of such agreements.

2016 Note Amendments

In July 2016, our previously issued outstanding convertible notes were amended to extend the notes' maturity date to June 30, 2017, and to reduce to $50,000, exclusive of the principal amount of the loans) the amount of a qualified equity financing (a "Qualified Financing") pursuant to which the notes automatically convert into equity issued in the Qualified Financing.

The following is a description of the terms of the convertible notes as amended by the 2016 Note Amendments.

2012 Convertible Notes

In September 2012, we borrowed a total of $400,000 from 13 investors, including $15,000 from the Chad and Cameron Newell Living Trust ("2012 Convertible Notes"). The 2012 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, and are due and payable on June 30, 2017. All principal and accrued interest under the the 2012 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

2013 Convertible Notes

In October 2013, we borrowed a total of $320,000 from two new investors and eight of the original 13 investors, including $25,000 from the Chad and Cameron Newell Living Trust ("2013 Convertible Notes"). The 2013 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, and are due and payable on June 30, 2017. All principal and accrued interest under the the 2013 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

2014 Convertible Notes

In 2014, we borrowed a total of $185,000 from two new investors and three of the original 13 investors, including $10,000 from the Chad and Cameron Newell Living Trust

("2014 Convertible Notes"). The 2014 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June 30, 2017. All principal and accrued interest under the the 2014 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal 80% of the price per share sold in such transaction.

In May and June 2014, we borrowed $600,000 from two new investors ("May/June 2014 Convertible Notes"). The May/June 2014 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June 30, 2017. All principal and accrued interest under the the 2014 Convertible Notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but the number of shares issuable upon conversion of the notes will be as follows: (a) the outstanding principal of the Notes will convert into the Designated Percentage (as defined below) of the fully diluted equity of the company immediately after the Qualified Financing, provided that if the Qualified Financing consists of a series of related financing transactions then the Notes will continue to convert with each subsequent transaction in order to maintain the Designated Percentage, provided further that the Notes will be fully converted if the Qualified Financing reaches $50,000 of cumulative gross proceeds, and (b) the accrued interest on the Notes will convert at a price per share equal to 80% of the price per share in the Qualified Financing. The "Designated Percentage" equals the principal amounts of the Notes divided by $5,000,000.

February 2015 Convertible Note

In February 2015, we borrowed $300,000, consisting of $100,000 cash and $200,000 in services from one new investor ("February 2015 Convertible Note"). The February 2015 Convertible Note, as amended, bears interest at 4% per annum, is unsecured, is due and payable on June 30, 2017. All principal and accrued interest under the Notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction and on the same terms and conditions as such transaction, but at a price per share equal to the lower of (i) 80% of the price per share sold in such transaction; or (ii) the price per share implied by a $6,000,000 post-money valuation.

In March and May 2015, we borrowed a total of $105,000 from one new investor and four of the original 13 investors, including $25,000 from the Chad and Cameron Newell Living Trust ("March and May 2015 Convertible Notes"). The March and May 2015 Convertible Notes, as amended, bear interest at 4% per annum, are unsecured, are due and payable on June 30, 2017. All principal and accrued interest under the the notes will automatically convert into a class or series of securities substantially identical to that issued in a Qualified Financing, but at a price per share equal to 67% of the price per share sold in such transaction.

March 2016 Convertible Note

In March 2016, we borrowed a total of $125,000 from one new and one existing investor ("2016 Convertible Notes"). The 2016 Convertible Notes bear interest at 4% per annum, are unsecured, are due and payable on September 10, 2017. All principal and accrued interest under the Notes shall automatically convert into a class or series of securities substantially identical to that issued in such transaction and on the same terms and conditions as such transaction, but at a price per share equal to the lower of (i) 80% of the price per share sold in such transaction; or (ii) the price per share implied by a $4,500,000 pre-money valuation of the Company.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Stockholders

The following table sets forth information as of July 15, 2016, with respect to the beneficial ownership of our common stock by our directors and each individual or entity who owns beneficially more than 20% of our common stock.

The amounts and percentages of shares beneficially owned are reported based on SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest. Percentage computations before the offering are based on 10,299,806 shares of our common stock outstanding as of July 15, 2016, 18,372,647, 18,784,650, 20,329,610 shares of common stock, respectively, assuming $50,000, $250,000 and $1,000,000 of common stock is sold in this offering.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Owned Before the Offering	Percentage of Common Stock Beneficially Owned After the Offering		
			Assuming Target Offering Amount $50,000 Sold	Assuming $250,000 Sold	Assuming $1,000,000 Sold
Chad Newell	7,475,000	72.6%	40.6%	39.6%	36.1%

Capital Structure

Our authorized capital stock consists of 25,500,000 shares of common stock, par value $0.0001 per share, and 12,400,000 shares of preferred stock, par value $0.0001 per share, which are designated "Series Seed Preferred Stock." No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this offering statement.

Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled:

- to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;
- to receive, on a pro rata basis, dividends and distributions, if any, that the Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and
- upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.

Our ability to pay dividends on our common stock is subject to our subsidiaries' ability to pay dividends to us, which is, in turn, subject to the restrictions set forth in our existing debt agreements and which may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See "Financial Condition - Dividend Policy."

The holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of the holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described in "Preferred Stock" below.

There has been and is no public market for our common stock. See RISK FACTORS.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of 12,400,000 shares of Series Seed Preferred Stock, with a par value of $0.0001 per share. In the event of any liquidation, distribution or winding up of the company, including an acquisition of the company, either voluntary or involuntary, the holders of the Series Seed Prefered Stock are entitled to a liquidation preference of $0.35 per share, plus any dividends declared but unpaid. The original issue price is $0.35, and the Series Seed Preferred Stock is convertible into common stock at a price of $0.35 per share at the option of the holder. The Series Seed Preferred Stock was authorized in August 2015 in anticipation of an offering of Series Seed Preferred Stock to "accredited" investors. We since decided not to proceed with that offering, and do not intend to issue the Series Seed Preferred Stock.

Annual Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place as designated by our Board of Directors or in the alternative, the meeting requirement may be satisfied by written consent. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Limitations on Liability and Indemnification

Our amended and restated certificate of incorporation contains provisions permitted under the Delaware General Corporation Law (DGCL) relating to the liability of directors. These provisions will eliminate a director's personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our amended and restated bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any pending or threatened legal proceedings because of the director's or officer's positions with us or another entity that the director or officer serves at our request, subject to various conditions and exceptions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

We have entered into an indemnification agreement with Chad Newell. The indemnification agreements will provide our directors and executive officers with contractual rights to the indemnification and expense advancement rights provided under our amended and restated bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreements.

Mandatory Arbitration

Our amended and restated bylaws provide that, unless our company consents in writing to an alternate forum, private arbitration under the American Arbitration Association will be the exclusive forum for (i) any action, individual or representative, asserting a claim of securities law violation by the company or our directors, officers, employees or agents; (ii) any derivative action or proceeding brought on our behalf, (iii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees, agents or stockholders, (iv) any action asserting a claim against us or any director, officer, employee, agent or stockholder arising under the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, or (v) any action asserting a claim against us or any director, officer, employee, agent or stockholder that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Stockholders will be deemed to have notice of and consented to this provision of our amended and restated bylaw.

DILUTION

In this section we describe the concept of dilution and quantify in the following tables the amount of dilution investors will experience in this offering. Investors in a new offering experience dilution because earlier investors acquired their shares at a lower cost than the per share cost to new investors. In other words, as a startup, we issued shares rather than cash to our founders and employees in exchange for the services or the "sweat equity" they invested in our company, and therefore the per share offering price new investors will pay for the shares of common stock is more than the effective cash cost to our officers, directors, employees and our original investors in convertible notes.

We quantify dilution by subtracting the net tangible book value per share, adjusted to give effect to this offering, from the offering price per share of common stock in this offering. We calculate net tangible book value or deficit per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding. After giving effect to our sale of $50,000 in shares in this offering (without deducting estimated offering expenses), our net tangible book deficit as of December 31, 2015, would have been $(2,131,077), or $(0.20) per share of common stock. This represents an immediate increase in net tangible book value (or decrease in net tangible book deficit) of $0.002 per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $0.61 per share of common stock to investors in this offering at the assumed offering price.

The following table sets forth the effective cash price paid by existing shareholders, assuming we meet our target offering amount of $50,000.

	Shares Issued	Consideration	Price per share
Outstanding Common Stock (10 holders)	10,299,806	Services	
Note Conversions:			
2012, 2013, 2014 and 2016 Convertible Notes	3,547,863	$1,165,333.33	$0.33
May and June 2014 & Feb 2015 Convertible Notes (Ple)	3,839,890	$900,000.00	$0.23
May and June 2014 & Feb 2015 Convertible Notes (Int.)	199,922	$65,666.67	$0.33
March and May 2015 Convertible Notes	382,868	$104,850.00	$0.27

RELATED-PARTY TRANSACTION

In 2012, Chad Newell founded the company, after identifying the convergence of a new photography community and the advancement of camera phone technology. Prior to that, Chad served for approximately 11 years as chief executive officer of Media Bakery, LLC, a company that he and his wife, Cameron Calcagno-Newell, formed in 2001. Currently, Chad is a non-managing member of Media Bakery, and Media Bakery's managing member and chief executive officer is Ms. Calcagno-Newell.

Media Bakery is a North American photo distributor and reseller for approximately 190 international image supply partners. These partners hold the distribution rights for approximately 10 million creative royalty-free and rights-managed images. The partners seek third-party distributors (like Media Bakery) to market and sell non-exclusive image licenses direct to image buyers who seek premium stock photos. Media Bakery does not have direct relationships with the photographers who supply images to these image partners, but instead, has entered into legal representation agreements to resell partner images. It does, however, develop and maintain relationships with image buyers who desire the aesthetic and various rights associated with its royalty-free and rights-managed license offerings. These image buyers must access the Media Bakery website and enter metadata as keywords to search for the photos they desire. They choose a photo that matches the creative direction they are seeking amongst a large result set of images, they download the photo and are charged based on the size and exposure they need and the length of time the photo will be used. Media Bakery pays royalties to its image partners when a photo license is sold. The image partner distributes a pro-rata share of that royalty back to the artist who created and contributed the photo to the partner.

Chad believed that having a large archive of photography simply was not enough to differentiate Media Bakery in the marketplace and that the true opportunity for a competitive platform drew on a direct relationship between the image buyer and a new-generation photographer -- one who had never been introduced to the idea of selling image licenses. Additionally, Chad believed there was a better way for image buyers to find a photograph than by engaging in lengthy searches on platforms like Media Bakery only to end up having to settle for a less-than-perfect, pre-existing and potentially overused image. Noting the vast array of photos being shared on social media channels that had never been monetized, coupled with the high quality photography produced on mobile devices, Chad saw an opportunity to build a new kind of photo platform that would attract fans of popular social media platforms like Instagram.

On Snapwire, photography is sourced from the company's new-generation photographer users who have never worked with traditional stock photo agencies like Media Bakery. Photos available for licensing on Snapwire are unique and authentic. Instead of searching for a photo through keywords alone, an image buyer may launch a creative brief, describing what he or she is looking for and photographers compete by submitting their best photos. Photographers then agree that they will pay Snapwire a transaction fee when they sell a photo directly to a buyer.

Electing to pursue his vision of a virtual community that would support and encourage aspiring photographers, Chad, in 2012, stepped down as chief executive officer of Media Bakery and founded Snapwire. At that time, Ms. Cameron-Newell assumed the role of chief executive officer and managing member of Media Bakery. While Chad Newell remains a member of Media Bakery, LLC, Snapwire and Media Bakery operate independently. Although both chief executive officers value how each company differentiates itself from the other and competes by taking different approaches to acquiring photos to present to potential image buyers, there is overlap in the market in which each company operates and in the potential customers that each company targets. Both companies operate from the same location and Snapwire leases space from Media Bakery's office at a favorable rate. At no charge to Snapwire, both companies share office operation expenses.

In 2015, Media Bakery hired Snapwire developers to build software for its company. Media Bakery retains the legal rights to the code Snapwire provided through a Statement Of Work and Master Service Agreement. At that time, Snapwire and Media Bakery entered into an agreement that allowed Media Bakery to pilot a program through which it would be able to leverage the Snapwire marketplace library platform for its own website operations in exchange for a monthly licensing fee. In lieu of collecting fees, Snapwire deployed code to Media Bakery to conduct an internal review to determine if other companies like Media Bakery would benefit from using the Snapwire platform. Snapwire expects the relationship to evolve into a profit center for the company by licensing the company's website code in exchange for software licensing fees, but at this time has not engaged with Media Bakery to deliver a final product for its business needs, nor has it realized any revenue from this relationship.

In addition to the software development transaction in 2015, Media Bakery assisted Snapwire in its early stages by providing, at no cost to Snapwire, services associated with starting up Snapwire's business.

The company has a month to month lease agreement with an entity related to our chief executive officer and requires monthly payments of $1,500. From time to time during the year ended December 31, 2015, the company received advances from our chief executive officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 the balance was $7,000.

USE OF PROCEEDS

We are conducting our equity crowdfunding offering pursuant to Regulation Crowdfunding adopted by the U.S. Securities and Exchange Commission under Title III of the Jumpstart Our Business Startups (JOBS) Act of 2012. Regulation Crowdfunding, which went into effect on May 16, 2016, enables startups to offer early-stage investments of up to $1 million to the general public through equity crowdfunding. Although we have previously raised over $2 million in financing through issuing convertible notes, this is our first round of equity financing.

Our target offering amount is $50,000. However, we will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first-come, first-served basis. We plan to use the funds raised in this offering to enhance the visibility and value of our business prior to conducting a second round of equity financing pursuant to Regulation A adopted by the SEC pursuant to Title IV of the JOBS Act. Regulation A enables companies to raise up to $50 million upon qualifying the offering with the SEC. There can be no assurance that, even if we successfully raise funds in the current Regulation Crowdfunding offering, that we will be successful in raising additional equity in a subsequent round of financing under Regulation A or that it will be at a valuation higher than the current offering. Offerings made under the JOBS Act, such as ours, are typically early-stage offerings, which, prior to the JOBS Act, were not generally offered to the public. As early-stage offerings, these offerings are different than offerings made of later-staged companies in registered initial public offerings (IPOs). See, RISK FACTORS - *After this offering is completed, we intend to raise additional capital by offering our common shares pursuant to recent amendments to the Securities Act of 1933 and new rules under Regulation A ("Regulation A+") promulgated by the Securities and Exchange Commission pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to us will make our common shares less attractive to investors as compared to a traditional initial public offering.*

We intend to allocate the net proceeds of this offering, after expenses of the offering (payment to StartEngine for its services, legal and professional fees, printing, etc.) as follows:

If we raise net proceeds of $50,000, we will immediately use the funds to initiate a Regulation A financing, because without it, we won't be able to fund our business operations for the next twelve (12) months. If we raise net proceeds of at least $250,000, we believe that along with revenue from operations, we will have sufficient capital to operate our business for approximately twelve (12) months, and we will use a portion of the proceeds to initiate a Regulation A financing.

If we raise net proceeds over $250,000 and up to $1,000,000, we will initiate a Regulation A financing and allocate the remaining proceeds approximately as follows:

- 25% for new hires

- 20% for product development

- 12.5% for marketing

- 12.5% for international expansion

- 10% for including existing employee compensation

- 20% unallocated (reserved)

We reserve the right to change the above use of proceeds if our management believes it is in our best interests. Examples of situations that could possibly lead to re-allocating the proceeds include stronger (or weaker) than expected user response to new features, stronger (or weaker) than expected response to the company's products in international markets, or significant changes in macro-economic conditions.

SNAPWIRE MEDIA, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year ended December 31, 2015	Year ended December 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (764,698)	$ (883,461)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	650	-
Stock-based compensation	8,622	5,641
Amortization of marketing credit	200,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(128,438)	-
Other current assets	9,069	21,000
Accounts payable	27,454	(358)
Deferred revenue	123,388	-
Accrued liabilities	73,956	45,930
Net cash used in operating activities	(449,997)	(811,248)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(2,889)	-
Net cash used in investing activities	(2,889)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from related party	15,000	-
Proceeds from convertible debt - related parties	25,000	30,000
Proceeds from convertible debt	200,000	795,000
Net cash provided by financing activities	240,000	825,000
Increase (decrease) in cash and cash equivalents	(212,886)	13,752
Cash and cash equivalents, beginning of year	216,987	203,235
Cash and cash equivalents, end of year	$ 4,101	$ 216,987
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ -
Non cash investing and financing activities:		
Convertible debt issued for marketing credit	$ 200,000	$ -
Convertible debt issued for prepaid rent	$ -	$ 10,000

See accompanying notes to the financial statements

SNAPWIRE MEDIA, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
December 31, 2013	-	$ -	10,169,348	$ 1,017	$ 1,403	$ (482,918)	$ (480,498)
Shares issued for services	-	-	97,500	10	4,875	-	4,885
Stock option compensation	-	-	-	-	756	-	756
Net loss	-	-	-	-	-	(883,461)	(883,461)
December 31, 2014	-	-	10,266,848	1,027	7,034	(1,366,379)	(1,358,318)
Shares issued for services	-	-	32,958	3	1,648	-	1,651
Stock option compensation	-	-	-	-	6,971	-	6,971
Net loss	-	-	-	-	-	(764,698)	(764,698)
December 31, 2015	-	$ -	10,299,806	$ 1,030	$ 15,653	$ (2,131,077)	$ (2,114,394)

See accompanying notes to the financial statements

4

SNAPWIRE MEDIA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Year Ended December 31, 2015		Year Ended December 31, 2014	
Revenues	$	125,022	$	58,468
Cost of revenues		73,945		52,635
Gross profit		51,077		5,833
Operating expenses:				
General and administrative		266,971		259,238
Sales and marketing		347,142		248,857
Research and development		127,154		336,149
Total operating expenses		741,267		844,244
Loss from operations		(690,190)		(838,411)
Other income (expense):				
Interest expense		(73,708)		(44,250)
Total other expense		(73,708)		(44,250)
Loss before provision for income taxes		(763,898)		(882,661)
Provision for income taxes		800		800
Net loss	$	(764,698)	$	(883,461)

See accompanying notes to the financial statements